SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

MANAGEMENT PROPOSAL

ANNUAL GENERAL MEETING

APRIL 28, 2017

INDEX

proposAL FOR THE ANNUAL GENERAL MEETING	3
APPENDIX I – MANAGEMENT COMMENTS	5
APPENDIX II – FISCAL COUNCIL CANDIDATES’ PROFILE	36
appendix III – management compensation	40

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

Dear Shareholders,

Below we present for your appreciation the management proposal for the matters on the agenda of the Company’s Annual General Meeting to be held on April 28, 2017:

1. Review the management accounts and examine, discuss and vote on the financial statements relative to the fiscal year ended December 31, 2016.

We propose that the management accounts and financial statements for the 2016 fiscal year, as disclosed on March 23, 2017 on the websites of the Brazilian Securities and Exchange Commission ("CVM") and the BM&FBOVESPA S.A. - São Paulo Securities, Commodities and Futures Exchange ("BM&FBovespa”) via the Periodic Information System (IPE) and on March 24, 2017 in the newspapers O Estado de São Paulo and Official Gazette of the State of São Paulo (“Financial Statements”) be approved without reservations.

Since the Company recorded net loss in the fiscal year ended December 31, 2016, there is no proposal for allocation of net income, and the reporting required by Exhibit 9-1-II of CVM Instruction No. 481 of December 17, 2009 (“CVM Instruction 481/09”) is harmed. For this same reason, this is not the case of mentioning distribution of dividends.

As per Article 9, paragraph III of CVM Instruction 481/09, the Management’s comments on the Company’s financial situation are detailed in Appendix I of this proposal.

In compliance with the provisions of Article 9, V and sole paragraph, III of CVM Instruction 481/09, the opinion of the Fiscal Council and the Audit Committee are available at the Company’s headquarters, on its Investor Relations website (www.gafisa.com.br/ri/) and on the websites of the BM&FBOVESPA S.A. – São Paulo Stock, Commodities and Futures Exchange (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

2. Establishment of Management’s overall compensation for the 2017 fiscal year.

We recommend that the Management’s overall compensation for the 2017 fiscal year should be established at the limit of up to R$18,739,227.00 for current fiscal year, from January to December 2017.

We clarify that according to Article 152 of Law No. 6.404/76, this amount includes the fixed and short-term variable compensation for the management, any benefits provided or supported by the Company. Social security charges or expenses associated with the recognition of the fair value of stock options that may be granted by the Company this year, which are recognized gradually during grace period (usually three years) with accounting and non-financial effects under the CPC 10 and derive from the Stock Option Plan previously approved by the Company's shareholders at the General Meeting.

The short-term variable compensation program maintained by the Company is connected to achievement of specific goals that are established, agreed upon and approved by the Board of Directors each year. For the 2016 fiscal year, a series of goals was established, which were partially achieved, this is the main reason of difference between the total amount of compensation approved for 2016 compared to the amount effectively paid. Therefore, the Annual General Meeting held in 2016 approved an overall limit of Management compensation of up to R$19,823,318.01 and the effective payment estimated would be approximately R$12.6 million, noting that this amount still has been verified.

Pursuant to Article 12 of CVM Instruction 481/09, the information necessary to analyze the Management compensation proposal is detailed in Appendix III hereto.

3. Installation and establishment of the number of members that should compose the Company's Fiscal Council.

Considering that the term of office has ended, we propose the installation of the Company's Fiscal Council. Once installed, in compliance with the provisions of Article 40 of the Company's Bylaws, we propose that the Company's Fiscal Council be composed of 3 (three) sitting members with an equal number of alternates.

4. Considering that the term of office has ended, election of the members of the Company’s Fiscal Council

We propose the election of the following members and their respective alternates for a term of office that will end on the date of the 2018 Annual General Meeting, to wit, as sitting members: (i) Olavo Fortes Campos Rodrigues Junior, Brazilian, business administrator, married, identity card (RG) No. 9.369.027 issued by SSP/SP and enrolled with the individual taxpayer register (CPF/MF) under no. 769.488.977-20, resident and domiciled in São Paulo, São Paulo State at Rua Jesuíno Arruda 541, apto 1, CEP 04553-081, (ii) Peter Edward Cortes Marsden Wilson, Brazilian, economist, married, identity card (RG) No. 08.424.379-9 issued by IFP/RJ and enrolled with the individual taxpayer register (CPF/MF) under no. 168.126.648-20, resident and domiciled in São Paulo, São Paulo State at Rua Princesa Isabel 347, apartment 92, Campo Belo, CEP 046001-001, and (iii) Laiza Fabiola Martins de Santa Rosa, Brazilian, economist, single, identity card (RG) No. 32.677.183-9 issued by SSP/SP and enrolled with the individual taxpayer register (CPF/MF) under no. 294.953.408-29, resident and domiciled in São Paulo, São Paulo State with offices at Avenida Paulista 2.300, 11º andar and as alternates: (i) Marcello Mascotto Iannalfo, Brazilian, economist, married, identity card (RG) No. 16.994.226-0 issued by SSP/SP and enrolled with the individual taxpayer register (CPF/MF) under no. 101.947.028-39, resident and domiciled in the city of Campinas, São Paulo State at Rua Bacabá, 48, Alphaville, Campinas - CEP 13098-339, (ii) Marcelo Martins Louro, Brazilian, business administrator, married, identity card (RG) No. 19.994.703 issued by SSP/SP and enrolled with the individual taxpayer register (CPF/MF) under no. 118.319.918-02, resident and domiciled in São Paulo, São Paulo State at Rua Iaiá 127, CEP 04542-060; and (iii) Alessandro de Oliveira Nascimento, Brazilian, Brazilian Federal Savings Bank employee, single, identity card (RG) No. 44350969-4 issued by SSP-SP and enrolled with the individual taxpayer register (CPF/MF) under No. 335.489.628-07, resident and domiciled in the City and State of São Paulo, with office at Avenida Paulista, 2300,11o andar.

As per Article 10 of CVM Instruction 481/09, the information relative to the candidates to the position of member of the Fiscal Council supported by the Company is detailed in Appendix II of this proposal.

5. Establishment of overall compensation of Members of the Fiscal Council for the 2017 fiscal year

We propose that the overall compensation of Fiscal Council members for the 2017 fiscal year be established in up to R$260,640.00.

We clarify that according to Article 152 of Law No. 6.404/76, this amount includes the social security charges besides the fixed compensation of Fiscal Council members.

As per Article 12 of CVM Instruction 481/09, the information necessary for analysis of the Management compensation proposal can be found in detail in Appendix III of this proposal.

6. Additional Information and Where to Find It

The documents provided for by CVM Instruction 481/09 were submitted to CVM on this present date, via the Periodic Information System (IPE), pursuant to Article 6 of referred Instruction and are available to shareholders, at the Company’s headquarters, at its Investor Relations website (www.gafisa.com.br/ri/), and at the websites of BM&FBovespa (www.bmfbovespa.com.br) and CVM (www.cvm.gov.br). The documents may be consulted and examined at the Company’s headquarters, and if shareholders are interested, they shall schedule date and time with the Investor Relations Department.

Shareholders may exercise their remote voting right, by completing the remote voting form for the Annual General Meeting made available by the Company. Shareholders opting for exercising their voting right via the Remote Voting Form shall comply with the rules and formalities described in the Remote Voting From and item 12.2 of the Company’s Reference Form (Rules, policies and practices referring to general meetings), available at the website of CVM (www.cvm.gov.br).

São Paulo, March 27, 2017.

The Management

Gafisa S.A.

APPENDIX I

(As per Appendix 24, item 10 of CVM Instruction no. 480 of December 17, 2009)

10.     MANAGEMENT COMMENTS

10.1.

a) general financial and equity conditions

The Management believes that Company is one of the leading players in the real estate development market, operating nationally with a focus on high-quality residential undertakings targeting all income brackets.

The Company’s revenue is largely derived from the development and sale of real estate projects. The Company recognizes the revenue from these real estate projects during the construction period, based on a financial calculation related to the value of the project on completion, and not when the sales contracts are signed. On a smaller scale, the Company also generates revenue from the provision of real estate services, such as construction, technical and real estate management, to third parties. The Company structures some of its projects through its subsidiaries or jointly controlled affiliates, set up as specific purpose enterprises (SPE).

The Company’s current working capital is sufficient for its present requirements and its cash position, including loans to third parties, and enough to meet the financing of all its activities and cover its capital requirement, for at least the next 12 months.

The Management understands that the Company has sufficient financial and equity conditions to implement its business plan and comply with its short-to-medium-term obligations.

We point out that, due to the Company’s release of material fact dated December 14, 2016, informing on the signature of agreement to sell up to 30% shares issued by Tenda, and in line with CPC 31 – Non-Current Asset Held for Sale and Income from Discontinued Operation, the income statement information as of December 31, 2016, 2015 and 2014 was restated for comparison purposes. Hence, the income from discontinued operation is reported as a single amount in the income statement, envisaging total income after income tax of these operations less impairment loss. The assets and liabilities of discontinued assets group are reported in single lines under assets and liabilities for the fiscal year ended December 31, 2016.

The year of 2016 was marked by continued macroeconomic challenges as the political and economic crisis significantly impacted the Brazilian real estate market. At Gafisa, our conservative new product development strategy and the focused business model on the metropolitan regions of São Paulo and Rio de Janeiro allowed us to partially offset the headwinds we experienced during this period. Launches ended the 4th quarter of 2016 at R$299.4 million, consolidating R$920.8 million in 2016 launches. Net sales totaled R$355.8 million in 4Q16 and R$810.5 million in 2016. 2016 was a year marked by recession in Brazil. In view of negative economic effects during the year, adjusted gross margin ended 2016 at 4.7% compared to 36.9% in 2015.

In view of uncertainties in Brazilian economy in 2016, Gafisa assumed a most conservative position, prioritizing higher liquidity cushion in its businesses, achieving a relevant cash performance during 2016. Gafisa recorded an operating cash generation of R$300.9 million in 2016, reaching free cash flow of R$70.0 million in 2016.

In 2016, the Company maintained its conservative position always working with a balanced capital structure. At the end of the year, the Company was impacted by the accounting effect of Tenda discontinued operation, and net debt/equity ratio reached 71.8%. Excluding project financing, the net debt/equity ratio recorded a ratio of 3.2%.

On December 31, 2016, the Company’s cash position was R$253,180 thousand. On the same date, net debt totaled R$1,385,624 thousand and net debt-to-equity ratio stood at 71.8%.

On December 31, 2015, the Company’s cash position was R$712,311 thousand. On the same date, net debt totaled R$1,443,377 thousand and the net debt-to-equity ratio stood at 46.6%.

On December 31, 2014, the Company’s cash position was R$1,157,254 thousand. On the same date, net debt totaled R$1,440,300 thousand and the net debt-to-equity ratio stood at 47.1%.

In 2016, the Company’s adjusted EBITDA margin was -26.6%, 15.8% in 2015, and 18.8% in 2014, due to the effects of the spin-off of Gafisa and Tenda transaction and the pricing adjustments to inventory units, related to current market prices level and to historical cost update at market value in some lots of our landbank. Excluding these effects, 2016 adjusted EBITDA margin was 9.1%.

On a consolidated basis, net revenues for 2016, recognized by the “PoC” method, decreased 36.6% year-over-year, totaling R$915.7 million, impacted especially by the following: (i) lower operating volume; (ii) lower speed of inventory sales, which records higher contribution to revenues, (iii) higher volume of dissolutions and, (iv) result of assets pricing market conditions. Due to a recessive environment and its negative impact on business development, gross margin stood at -12.4%, in 2016, compared to 26.4% in 2015 and 26.3% in 2014, decrease especially affected by higher volume of dissolutions and pricing adjustments of units sold in view of market conditions.

The liquidity ratio in 2016 was 1.49, compared to 2.11 in 2015 and 2.07, in 2014.

As per Material Fact released on December 14, 2016, the Company entered into a stock purchase agreement with Jaguar Growth Asset Management, LLC, to acquire up to 30% of shares issued by Tenda, at the price of R$8.13 per share, representing within the context of operation, cash receivable for Gafisa of R$231.7 million, with total valuation of R$539.0 million for full payment of Tenda’s capital stock.

It is worth mentioning that the completion of referred transaction is subject to certain conditions precedent, amongst them we point out:

(i) Tenda’s capital stock reduction, without cancelation of shares, with refund to Gafisa, currently, its sole shareholder, of R$100.0 million, adjusted by SELIC interest rate, of which (a) R$50.0 million with payment until December 31, 2018; and (b) the balance payable until December 31, 2019, with possibility of anticipation in view of certain financial covenants provided for in the agreement;

(ii) Gafisa’s capital stock reduction with distribution effects to its shareholders of shares corresponding to 50% of Tenda’s capital stock; and

(iii) the conclusion of exercise by Gafisa’s shareholders of preemptive right to acquire shares for the price per share referred to in the operation, noting that, within this context, Gafisa will offer its shareholders, 50% of shares representing Tenda’s capital stock owned thereby, and not only the 30% purpose of the offer received from Jaguar, considering its decision of selling these shares, even if in multiple operations.

Over the last year, Gafisa and Tenda managed to strengthen and improve their operational and financial cycles, ensuring greater stability and preparation, given the challenges of 2017. The Gafisa segment continues with its consistent and balanced operation, improving the level of capital employed, while the Tenda segment is ready to increase the volume of new projects, based on the good results verified in the projects launched in the mew model. The Company continues working guided by capital discipline, towards profitability goals and shareholder value generation, seeking continuous result improvements over the year to come.

b) capital structure

The table below shows the total amount used by the Company to finance its operations (total capitalization) and the segregation of such amounts between debt capital and equity capital (both in real terms and as a percentage) for each fiscal year, as follows:

	Fiscal Year ended December 31
	2016	2015	2014
	(in thousands of Reais)
Total debt capital	3,279,636	3,663,096	4,147,449
Total equity capital	1,930,453	3,097,236	3,058,403
Total capitalization	5,210,089	6,760,331	7,205,852

Debt capital/total capitalization ratio	62.9%	54.2%	57.6%
Equity capital/total capitalization ratio	37.1%	45.8%	42.4%

On December 31, 2016, the Company’s cash position was R$253,180 thousand. On the same date, net debt totaled R$1,385,625 thousand and the net debt-to-equity ratio stood at 71.8%.

On December 31, 2015, the Company’s cash position was R$712,311 thousand. On the same date, net debt totaled R$1,443,377 thousand and the net debt-to-equity ratio stood at 46.6%.

On December 31, 2014, the Company’s cash position was R$1,157,254 thousand. On the same date, net debt totaled R$1,440,300 thousand and the net debt-to-equity ratio stood at 46.7%.

c) capacity for payment in relation to the financial commitments assumed

On December 31, 2016, the Company’s net debt was R$1,385,624 thousand, and the cash position and cash equivalents amounted to R$253,180 thousand, compared to a total debt of R$1,638,805 thousand, a net debt-to-equity ratio of 71.8%.

Additionally, the Company had a total of R$2,197,046 thousand of real estate receivables and R$631,833 thousand gross amount considering impairment, of unsold finished units, representing R$592,616 thousand in PSV, compared to R$493,783 thousand of properties payable and R$446,337 thousand of costs to be incurred. When considering the sum of the total receivables and inventory of unsold finished units, this exceeds 1.25 times the sum of Net Debt, properties payable and costs to be incurred.

Furthermore, of the Company’s R$1,638,805 thousand of total debt, R$1,022,038 thousand relates to Brazil’s Housing Finance System contracts, which use funds to finance the construction of real estate projects, and counts on fiduciary assignment or pledge of the real estate receivables of each project, which mostly mature upon the project’s delivery. Therefore, when finalizing the projects, the resources from the settlement of the outstanding balance by clients are obligatorily used to amortize the balance of the Company’s contracts. Out of total indebtedness of the Company, 80.8% are related to the finance of construction of real estate projects.

On December 31, 2015, the Company’s net debt was R$1,443,337 thousand, and the cash position and cash equivalents amounted to R$712,311 thousand, compared to a total debt of R$2,155,688 thousand with a net debt-to- equity ratio of 46.6%.

Additionally, the Company had a total of R$2,595,332 thousand of real estate receivables and R$333,036 thousand gross amount considering impairment, of unsold finished units, representing R$591,797 thousand in PSV, compared to R$570,191 thousand of obligations related to purchase of real estate and R$453,897 thousand of costs to be incurred. When considering the sum of the Total Receivables and Inventory of unsold finished units, this exceeds 2.25 times the sum of Net Debt, Obligations Related to Construction and Costs to be Incurred.

Furthermore, of the Company’s R$2,155,688 thousand of total debt, R$1,161,707 thousand relates to Brazil’s Housing Finance System contracts, which use funds to finance the construction of real estate projects, and counts on fiduciary assignment or pledge of the real estate receivables of each project, which mostly mature upon the project’s delivery. Therefore, when finalizing the projects, the resources from the settlement of the outstanding balance by clients are obligatorily used to amortize the balance of the Company’s contracts. Out of total indebtedness of the Company, 84.2% are related to the finance of construction of real estate projects.

On December 31, 2014, the Company’s net debt was R$1,440,300 thousand, and cash and cash equivalents amounted to R$1,157,254 thousand, compared to a total debt of R$2,597,554 thousand, with a net debt/ equity ratio of 47.1%.

Additionally, the Company’s real estate receivables amounted to R$2,889,352 thousand, while completed and unsold units amounted to R$260,808 thousand, gross amount considering impairment, representing R$568,506 thousand in PSV, compared to a total of R$570,506 thousand of real estate payables, and R$628,751 thousand of costs incurred. When considering the sum of the total receivables and completed and unsold units, it exceeds 2.62 times the sum of net debt, real estate payables and costs incurred.

Furthermore, of the Company’s total debt, corresponding to R$2,597,554 thousand, R$1,128,514 thousand is related to SFH contracts to finance the construction of real estate projects that have fiduciary assignments or pledges of the real estate receivables for each project, which, in most cases, are due on the delivery of the project. When concluded, the funds from the settlement of the balance due by the clients should be used in the amortization of the balance of the Company's contracts. Out of the Company's total indebtedness, 77.8% are related to the finance of construction of real estate projects.

Considering the Company's indebtedness profile, its most liquid assets against its obligations, reflected or not reflected in the Balance Sheet, the officers believe there is sufficient liquidity to meet the current contractual obligations on this date.

If needed, the Company has capacity to take out additional loans to finance investments and operations.

d) sources of financing for working capital and investments in non-current assets used

As and when allowed, the Company takes out debt for all projects it develops with Brazil’s Housing Finance System (SFH/SFI), which offers lower interest rates than traditional working capital facilities, with security interest and amortization connected with the settlement by clients through the transfer of clients’ receivables to banks. Using this credit facility, the Company intends to cover the cash exposure for each project, which is not covered by monthly payments received. In 2016, the Company did not conduct SFI financing operations, but 52 SFH financing operations were contracted, totaling R$626,754 thousand. In 2015, the Company did not conduct SFI financing operations, but 67 SFH financing operations were contracted, totaling R$805,742 thousand. In 2014, the Company contracted 34 SFH financing operations, totaling R$566,444 thousand, and signed one SFI contract in the amount of R$194,000 thousand.

The increase in SFH/SFI financing operations reflects the Company’s pursuit of a capital structure in line with its operating cycle, prioritizing fundraising through debt instruments aligned to its projects’ flow of receivables. Therefore, over the past three years, the Company has given priority to financing sources directly linked to the projects portfolio. As a result, 79.3% of the Company’s total debt in 2016 was related to debt linked to real estate project finance, a regression compared to 84.2% recorded in 2015 and 77.8% in 2014.

Additionally, the Company used credit assignment and securitization instruments when it perceived a market demand for real estate receivables, and privileged definitive assignment structures with no right to withdraw. The transactions are subject to resolutive conditions, the main of which being the complete formalization of the guarantee to the assignee by the assignor, and the current amount of these transactions is recorded in the Company’s liabilities up to the resolution of the guarantee. In 2016, the Company held a securitization operation in the nominal amount of R$79,313 thousand. In 2015, the Company held a securitization operation in the nominal amount of R$32,192 thousand and in 2014, the Company also held a securitization operation in the nominal amount of R$15,200 thousand.

In 2016 and 2015, the Company did not issue debentures, and in 2014 raised the total amount of R$185,000 thousand with two private issues of debentures, both with security interest.

Finally, also in 2016, the Company issued bank bill of credit (CCB) totaling R$65,000 thousand, with a view to complementing its financing strategy, without funding of this type in 2015 and 2014.

The Company does not make investments in non-current assets.

e) sources of financing for working capital needs and investments in non-current assets intended to be used to cover liquidity shortfalls

The Company currently has a liquidity level and cash generation prospects that allows for it to not use additional funding for its operations. But this does not eliminate the possibility to structure or take out new working capital facilities according to the instruments available and market conditions at the time of contracting, as indicated in items 10.1.c and 10.1.d.

f) levels of indebtedness and debt characteristics

i)              significant loan and financing agreements

The Company's officers show in the table below the Company’s total amount of debt of any consolidated nature, which is equal to the sum of total Current Liabilities and total Non-current Liabilities on December 31, 2016, 2015 and 2014:

	Fiscal Year ended December 31
	2016	2015	2014
	(in thousands of Reais)
Total current liabilities	2,275,550	2,048,968	2,270,869
Total non-current liabilities	1,004,086	1,614,128	1,876,580
Total amount of debt of any nature	3,279,636	3,663,096	4,147,449

Below, the Company’s officers show some key features of consolidated financings and loans of the Company, grouped by type, on December 31, 2016, 2015 and 2014:

			Fiscal Year ended December 31
	Average cost	Maturity	2016	2015	2014
			(in thousands of Reais)
Project Financing (SFH/SFI)	TR + 8.30% to 14% / 120% and 129% CDI	February 2017 to August 2021	1,022,038	1,161,707	1,128,514
FGTS Debentures	10.38% + TR	December 2017	302,363	654,445	891,650
Debentures	1.90% + CDI / 8.22 + IPCA	July 2018 to January 2020	148,905	203,513	297,449
Working capital	125% of CDI / 0.59% to 4.25% + CDI / INCC	June 2017 to June 2019	164,262	131,128	268,911
Obligations with Investors	CDI + 0,59%	June 2016 to June 2017	1,237	4,895	11,030
Total Debt			1,638,805	2,155,688	2,597,554

Project Financing (SFH and SFI)

Project financing is represented by loans from national commercial banks to raise the necessary funds to develop the real estate projects of the Company and its subsidiaries and affiliates.  These contracts have security interest represented by the land’s mortgage and by the fiduciary assignment or pledge of receivables, and the funds are released upon proof of physical and financial development of the construction works; amortization begins after the construction works purpose of the contract are completed. During the amortization of the contract, the proceeds from the settlement of the outstanding balance by clients are used to amortize the debt. One of the SFI contracts, in line with the Company’s risk strategy, was linked to the contract of a hedge instrument to mitigate the risk of a fixed rate to CDI percentage, aiming at leveling the debt remuneration against the use of funds available by Treasury.

FGTS Debentures

These refer to the Company’s 7th Issue which relies on FGTS resources, and the proceeds are used to fund the construction works of the projects given as guarantee. For further information on these issues, please refer to item 18.5 of the Reference Form.

Debentures

On December 31, 2016, these refer to the 9th Issue and 10th Issue of the Company, and the proceeds are allocated, respectively, to the Company’s working capital and to the development of selected real estate projects. In line with the Company’s risk strategy, the 9th and the 10th Issue of the Company were linked to the contract of hedge instruments to mitigate the risk of a CDI rate + to CDI percentage and IPCA to CDI percentage, respectively, aiming at leveling the debt remuneration against use of funds available by Treasury. For further information on these issues, please refer to item 18.5 of the Reference Form.

Working Capital

It consists of Bank Credit Notes (CCB) and other banking instruments that represent debt, and the proceeds are allocated to the Company’s working capital. These instruments may have security interests or sureties, and feature covenants that may result in the early maturity of the obligations if not complied with. Due to the impacts of sale of subsidiary Tenda S.A., for a provisional period, the Company defaulted one of the financial covenants provided for in one of CCBs issued. However, the Company received, on March 22, 2017, a formal consent on such restrictive covenant, by means of which creditor deliberated not to declare the acceleration in view of referred default, thus, maintaining the Company’s performance with its contractual liabilities.

Obligations with Investor

These are structured transactions that involved the restructuring of Company subsidiaries to capture the distribution of results from the development of selected real estate projects the investor holds an interest in. These investments feature clauses of return on capital after a certain period and priority in the distribution of results, reason why they are recorded under “Obligations with Investors” in the Company’s financial statements. For further information, please refer to item 6.5 of this Reference Form.

ii) other long-term arrangements with financial institutions

There are no other long-term arrangements with financial institutions but those detailed in this item.

iii) degree of Company debt subordination

For the fiscal years ended December 31, 2016, 2015 and 2014 the Company's debts, contracted as financing and loans with financial institutions, can be segregated according to the nature of their guarantees, as follows:

	Fiscal Year Ended December 31
	2016	2015	2014
	(in thousands of Reais)
Total debt with Security Interest	1,348,957	1,416,648	1,391,412
Total debt with Floating Guarantee	302,363	654,445	891,650
Total Unsecured Debt	122,468	84,595	314,492
Total Debt	1,773,798	2,155,688	2,597,554

There is no degree of contractual subordination among the unsecured debts. The Company’s debts with actual and floating guarantee have the preferences and prerogatives provided for by the law. Therefore, in the event of collective insolvency proceedings: (i) the debts with security interest have payment priority over the Company's other debts, up to the value of encumbered asset and (ii) the debts with floating guarantee have priority over unsecured debts.

iv) restrictions imposed to the issuer, especially with regards to indebtedness limits, taking of new loans, distribution of dividends, disposal of assets, issuance of new securities, and sale of controlling interest as well as if issuer has been complying with these restrictions;

The Company is party to agreements that set minimum and maximum limits on specific topics, in addition to restricting the Company regarding the taking of some actions. Noncompliance with the agreed ratios or restrictions may result in the early maturity of the agreements.

The financial instruments’ major restrictions in the fiscal years ended December 31, 2016, 2015 and 2014, are as follows:

•         request of any judicial or extrajudicial reorganization plan to any creditor or class of creditors, regardless of a judicial approval having been requested or obtained for said plan; or file a court request for judicial reorganization;

•         change in the direct or indirect control of the Issuer, under article 116 of Law 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”), that result in a downgrade in the Company’s risk rating to a lower level than that at the time of the issue or, in some cases, to a rating lower than A- or equivalent in national scale by the leading rating agencies;

•         payment by the Company of dividends, interest on equity, or any other profit sharing provided for in the Company’s bylaws, whenever it is in arrears regarding the issues in effect at the time the event is declared, except for the payment of the minimum compulsory dividend provided for in article 202 of the Brazilian Corporate Law;

•         declaration of early maturity of any financial obligation and debts of the Company and/or its Relevant Subsidiaries, in the domestic or international market;

•         amendment to or change in the Company’s business purpose so that the Company no longer operates as a real estate developer and construction Company;

•         change in the corporate nature of the Company to limited liability, under articles 220 through 222 of the Brazilian Corporate Law;

•         spin-off, or merger of the Company into another Company, unless such transaction is approved by the holders of debt securities or holders are granted the right to withdraw;

•         reduction in the Company’s capital stock that results in a capital stock lower than ninety-five percent (95%) of the existing capital stock, except (i) in the case the capital reduction is carried out to absorb losses under article 173 of the Brazilian Corporate Law, or (ii) it is previously approved by the holders of debt securities;

•         Disposal, expropriation, seizure, or any other form of disposal of fixed assets by the Company in equivalent amount, as determined in indentures or contracts, and that may affect the Company’s financial capacity.

The restrictions described above may not fully apply to all agreements in effect on this date, and different limits may be determined to each agreement.

The Company has also committed to keeping the following financial indicators within the limits set. The formulas and maximum and minimum limits, as well as their indicators are presented below:

	December 31
	2016	2015	2014
7th issue
Total accounts receivable plus inventories must be less than zero or higher than 2.0 times net debt minus project debt (3).	53.98 times	-14.12 times	-9.33 times
Total debt, minus project debt (3), minus cash and cash equivalents (1), should not exceed 75% of shareholders’ equity plus non-controlling interest.	3.11%	-12.2%	-19.3%
Total receivables plus revenues to be recognized plus inventory of finish units must be higher than 1.5 times the net debt +obligations related to construction + costs to be incurred.	2.15 times	2.25 times	2.10 times

9th issue
Total accounts receivable plus total inventory must be less than zero or higher than 2.0 times net debt	2.34 times	3.71 times	3.86 times
Net debt should not exceed 100% of shareholders’ equity plus non-controlling interest.	71.71%	46.4%	46.7%

10th issue
Total accounts receivable plus inventory of finish units must be less than zero or higher than 2.0 times net debt minus project debt (3).	53.98 times	-14.12 times	n/a
Total debt, minus project debt (3), minus cash and cash equivalents (1), should not exceed 75% of shareholders’ equity plus non-controlling interest.	3.11%	-12.2%	n/a

CCBs and Other Instruments
Total accounts receivable plus inventory of finish units must be less than zero or higher than 2.0 times net debt minus project debt (3)	33.62 times	-7.73 times	-5.32 times
Net debt should not exceed 70% of shareholders’ equity plus non-controlling interest.	71.71%	n/a	n/a
Total accounts receivable plus inventory of finish units must be less than zero or higher than 2.0 times net debt minus project debt.	33.62 times	-7.73 times	-5.32 times
Total debt, minus project debt, minus cash and cash equivalents (1), should not exceed 75% of shareholders’ equity plus non-controlling interest.	3.11%	-12.2%	-19.3%

(1) (1) Cash refers to cash and cash equivalents and marketable securities.
(2) (2) Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not stated in the Balance Sheet.

(3) Project debt and debt with security interest refers to the Housing Finance System (SFH) debt, defined as the sum of all loans contracts disbursed whose funds derive from the Housing Finance System (SFH), and also the debt related to the seventh issuance

On December 31,2016, the Company was complying with restrictive covenants, except for a financial covenant of a CCB, pursuant to item (i) above.

g) limits of contracted financing and percentages already used

In the fiscal years ended December 31, 2014, 2015 and 2016, the proceeds of construction financing contracted from national institutions considered by the Company as prime institutions in the National Financial System are exclusively allocated to the construction works of the relative projects. The funds are released to the Company according to the physical/financial development of the construction works. Besides, the Company also used other sources of funding, such as Debentures, Housing Financing System and Bank Credit Notes and these funds are released to the Company upon execution.

On December 31, 2016, the Company had contracted a total of R$3,243 million; of this amount, R$2,556 million had already been released, accounting for use of 68,04% of funds raised. Of this amount, the Company’s total indebtedness corresponds to R$1,047 million, of which R$805 million refer to SFH contracts.

h) significant alterations in each item of the financial statements

Due to the Company’s release of material fact dated December 14, 2016, informing on the signature of agreement to sell up to 30% shares issued by Tenda, and in line with CPC 31 – Non-Current Asset Held for Sale and Income from Discontinued Operation, the information of the income statement as of December 31, 2016, 2015 and 2014 was restated for comparison purposes. Hence, the income from discontinued operation is reported as a single amount in the income statement, envisaging total income after income tax of these operations less impairment loss. The assets and liabilities of discontinued assets group are reported in single lines under assets and liabilities for the fiscal year ended December 31, 2016.

CONSOLIDATED STATEMENT OF INCOME FOR THE FISCAL YEAR

	2016	Vertical Analysis % 2016	2015	Vertical Analysis % 2015	2014	Vertical Analysis % 2014	Chg. R$000 2016 x 2015	Chg. R$000 2015 x 2014

Net operating revenue	915,698	100%	1,443,357	100%	1,580,861	100%	(527,659)	(137,504)
Operating costs
Real estate development and sale	(1,029,213)	-112%	(1,061,921)	-74%	(1,164,997)	-74%	32,708	103,076

Gross (loss) operating profit	(113,515)	-12%	381,436	26%	415,864	26%	(494,951)	(34,428)

Operating income (expense)	(362,747)	-40%	(295,595)	-20%	(324,211)	-21%	(67,152)	28,616
Selling expenses	(94,946)	-10%	(97,949)	-7%	(95,063)	-6%	3,003	(2,886)
General and administrative expenses	(106,585)	-12%	(97,442)	-7%	(124,833)	-8%	(9,143)	27,391
Equity pick-up on investments Investments	(48,332)	-5%	40,015	3%	38,405	2%	(88,347)	1,610
Depreciation and amortization	(33,892)	-4%	(32,585)	-2%	(63,607)	-4%	(1,307)	31,022
Other income/(expenses), net	(78,992)	-9%	(107,634)	-7%	(79,113)	-5%	28,642	(28,521)

Income/(loss) before financial income and expenses and income tax and union dues	(476,262)	-52%	85,841	6%	91,653	6%	(562,103)	(5,812)

Financial expenses	(84,118)	-9%	(127,728)	-9%	(114,371)	-7%	43,610	(13,357)
Financial income	58,439	6%	77,306	5%	98,121	6%	(18,867)	(20,815)
				0
Income (loss) before income tax and union dues	(501,941)	-55%	35,419	2%	75,403	5%	(537,360)	(39,984)

Current income tax and social contribution	(10,722)	-1%	(14,763)	-1%	(25,304)	-2%	4,041	10,541
Deferred income tax and social contribution	(89,358)	-10%	14,105	1%	16,355	1%	(103,463)	(2,250)

Total income tax and union dues	(100,080)	-11%	(658)	0%	(8,949)	-1%	(99,422)	8,291

Net income (loss) from continued operations	(602,021)	-66%	34,761	2%	66,454	4%	(636,782)	(31,693)

Net income (loss) from discontinued operations	(559,704)	-61%	36,218	3%	(110,179)	-7%	(595,922)	146,397

Net income (loss) for the year	(1,161,725)	-127%	70,979	5%	(43,725)	-3%	(1,232,704)	114,704

(-) Income / (loss) attributable:
To non-controlling interest	1,871	0%	(3,470)	0%	(1,176)	0%	5,341	(2,294)
To parent company	(1,163,596)	-126%	74,449	5%	(42,549)	-3%	(1,238,045)	116,998

Operating Results for the Fiscal Years ended December 31, 2016 compared to 2015

Net Revenue from Sales and/or Services

Consolidated net revenue for 2016, recognized by the “PoC” method came to R$915.6 million, down 36.6% year-over-year, especially impacted by: (i) lower operating volume; (ii) lower speed of inventory sales, which records the highest contribution to revenue, (iii) higher volume of dissolutions and, (iv) result of assets pricing market conditions.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$1.0 billion in 2016, down 3.1% over the R$1.1 billion recorded in 2015, result of lower operating and sales volume in 2016.

Gross Profit

Gross profit reported in 2016 came negative at R$113.5 million, compared to R$381.4 million in 2015. As a result of a recessive environment and its effects on the business development, gross margin was -12.4%, in 2016, compared to 26.4% in 2015 and 26.3% in 2014, a decrease especially impacted by higher volume of dissolutions and pricing adjustments of units sold in view of current market conditions.

Selling expenses

Selling expenses totaled R$94.9 million in 2016, down 3.1% over R$97.9 million in 2015. Selling expenses in 2016 accounted for 10.4% of its net operating revenue, compared to 6.8% in 2015. The nominal variation is a result of lower net sales volume in the period, in relation to net revenue, the variation is an effect of lower revenue volume in 2016.

General and Administrative Expenses, and Stock Option Plan Expenses

General and administrative expenses totaled R$106.6 million in 2016 compared to R$97.4 million in 2015, up 9.4%, or R$9.1 million, especially impacted by the last quarter of the year due to the following factors: (i) R$2.7 million due to severance pay and indemnity expenses as part of a year-end corporate restructuring; (ii) R$2.9 million referring to final expenses related to the separation of the Gafisa and Tenda units’ IT structure; and (iii) net effect of R$9.3 million related to reversal of provision for profit sharing recorded in 2015.

Depreciation and Amortization

Depreciation and amortization totaled R$33.9 million in 2016, up 4.0% over R$32.6 million recorded in 2015, reflecting current Gafisa segment’s business volume, with a volume of launches close to R$1.0 billion over the past four years.

Other Operating Expenses

In 2016, our results reflected a negative impact of R$79.0 million, compared to R$107.6 million in 2015, due to lower expenses with litigation in the period.

Financial income

The financial income decreased R$18.9 million, totaling R$58.4 million in 2016, due to lower balance of cash and cash equivalents in the period.

Financial expenses

Financial expenses totaled R$84.1 million in 2016, compared to R$127.7 million in 2015, down 34.1% year-over-year, due to decreased gross indebtedness in the period.

Provision for Income Tax and Social Contribution and Deferred Income Tax

Income tax, social contribution and deferred taxes totaled R$100.1 million in 2016, compared to R$0.7 million in 2015, impacted by R$90.3 million due to the reversal of tax credits previously recorded, in view of impact of the result from discontinued operation (Tenda) over net income for the year.

Net income (loss) from discontinued operations

Result from discontinued operations was a loss of R$559.7 million in 2016, compared to a net income of R$36.2 million in 2015. This variation is due to impairment of assets recorded in the amount of R$610.1 million, related to the measurement at the lower of carrying amount and fair value less costs to sell, based on the value of R$8,13 per share, according to the contract executed for the sale of Tenda’s shares.

Non-Controlling Interest

The non-controlling interest (minority shareholders of subsidiaries in which the Company holds investment) came to R$1.9 million compared to a negative result of R$3.5 million in 2015, due to variation of the Company’s associated companies’ results.

Net Income (Loss)

Gafisa ended 2016 with a net loss of R$1.2 billion, compared to a net income of R$74.4 million in 2015. Net result for the year was impacted by accounting effects generated by the execution of the stock purchase agreement with Jaguar Growth Asset Management, LLC. The total effect amounted to R$680.2 million, and was comprised by the following factors: (i) the price per share of Tenda, R$8.13, establishes a valuation of R$439.0 million for 100% of the share capital of Tenda, lower than Tenda’s shareholders’ equity (R$1.049 billion) and thus generating an impairment of R$610.1 million and; (ii) reversal of R$90.3 million as tax credits, previously recorded, due to the impact of the net result from this operation over the net income for the year.

Additionally, inventory and landbank adjustments which totaled R$159.9 million also impacted net result.

Operating Results related to the Fiscal Years ended December 31, 2015 compared to 2014

Net Revenue from Sales and/or Services

Consolidated net revenue for 2015, as recognized by the “PoC” method came to R$1.4 billion, down 8.7% year-over-year, impacted by lower projects under development and higher contribution from new projects to compose revenue.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$1.1 billion in 2015, down 8.8% over the R$1.2 billion recorded in 2014, substantially impacted by lower construction costs and new land, due to lower volume Gafisa’s launches over the past three years.

Gross Profit

Gross profit reported in 2015 came to R$381.4 million, compared to R$415.9 million in 2014. The variation is mainly due to the constancy seen in Gafisa segment’s results and projects profitability of Gafisa segment projects concentrated in São Paulo and Rio de Janeiro. Gross margin stood at 26.4% in 2015, compared to 26.3% in 2015.

Selling expenses

Selling expenses totaled R$97.9 million in 2015, an increase of 3.0% compared to R$95.1 million in 2014. Selling expenses in 2015 accounted for 6.8% of its net operating revenue, compared to 6.0% in 2014. This variation is due to additional and necessary efforts to increase sales volume, considering more challenging macroeconomic scenario.

General and Administrative Expenses, and Stock Option Plan Expenses

General and administrative expenses totaled R$97.4 million in 2015 compared to R$124.8 million in 2014, down 21.9%, or R$27.4 million, due to a lower volume of old projects and the adequacy of the Company’s operating expenses structure to current market conditions. Aditionally:

(1) salaries and payroll charges were down by R$5.3 million or 6.6% year-over-year;

(2) provision and profit sharing decreased R$9.5 million or 27.1% year-over-year, totaling R$25.5 million in 2015; and

(3) services expenses were down R$6.2 million, or 20.3% year-over-year.

Depreciation and Amortization

Depreciation and amortization totaled R$32.6 million in 2015, down 48.8%, over R$63.6 million recorded in 2014, reflecting the Company’s lower business volume, with average volume of launches close to R$1.0 billion over the past three years.

Other Operating Expenses

In 2015, our results reflected a negative impact of R$107.6 million, compared to R$79.1 million in 2014, mainly due to increase in expenses with litigation, a consequence of the large volume of deliveries related to delivery of old projects in 2012, 2013 and 2014.

Financial income

The financial income was down R$20.8 million, totaling R$77.3 million in 2015, due to lower balance of cash and cash equivalents in the period.

Financial expenses

Net financial expenses totaled R$127.7 million in 2015, compared to R$114.4 million in 2014, down 11.7% year-over-year, due to reduced gross indebtedness in the period.

Provision for Income Tax and Social Contribution and Deferred Income Tax

Income tax, social contribution and deferred taxes totaled R$0.7 million, compared to R$9.8 million in 2014.

The variation is mainly due to the recognition of income tax and social contribution credit of approximately R$7.2 million, as a result of an update of the study on the Company's business plan, which shows the total recovery capacity of the tax loss inventory and temporary differences over the upcoming years.

Non-controlling interest

The increased non-controlling interest (minority shareholders of subsidiaries the Company holds investment), from R$1.2 million to R$3.5 million in 2015, was due to the results variation of the Company’s associated companies.

Net Income (Loss)

Gafisa ended 2015 with a net income of R$74.4 million, compared to a net loss of R$43.4 million in 2014, reflecting the improvements implemented over the past years. The Company achieved higher efficiency in its operating cycle, by reducing construction period and a better financial management of its projects. In addition, higher speed in the transfer process contributed to a positive net result.

CONSOLIDATED BALANCE SHEET

	2016	Vertical Analysis % 2016	2015	Vertical Analysis % 2015	2014	Vertical Analysis % 2014	Chg. R$000 2016 x 2015	Chg. R$000 2015 x 2014

Assets

Current
Cash and cash equivalents	29,534	1%	82,640	1%	109,895	2%	(53,106)	(27,255)
Securities	223,646	4%	629,671	9%	1,047,359	15%	(406,025)	(417,688)
Accounts receivable from development and services provided	722,640	14%	1,395,273	21%	1,440,498	20%	(672,633)	(45,225)
Properties for sale	1,122,724	22%	1,880,377	28%	1,695,817	24%	(757,653)	184,560
Receivables from related parties	57,455	1%	95,118	1%	142,732	2%	(37,663)	(47,614)
Assets from discontinued operations	1,189,011	23%	-	0%	-	0%	1,189,011	-
Land for sale	3,306	0%	105,857	2%	110,563	2%	(102,551)	(4,706)
Prepaid expenses	2,548	0%	7,171	0%	15,442	0%	(4,623)	(8,271)
Other receivables	49,336	1%	120,657	2%	128,905	2%	(71,321)	(8,248)
Total current assets	3,400,200	65%	4,316,764	64%	4,691,211	65%	(916,564)	(374,447)

Non-current
Accounts receivable from development and services provided	271,322	5%	407,091	6%	384,821	5%	(135,769)	22,270
Property for sale	592,975	11%	750,240	11%	816,525	11%	(157,265)	(66,285)
Receivables from related party transactions	25,529	0%	109,193	2%	107,067	1%	(83,664)	2,126
Derivatives	9,030	0%	0	0%	0	0%	9,030	-
Other receivables	58,917	1%	82,880	1%	112,241	2%	(23,963)	(29,361)
	957,773	18%	1,349,404	20%	1,420,654	20%	(391,631)	(71,250)

Investments	799,911	15%	993,122	15%	968,393	13%	(193,211)	24,729
Property, plant and equipment	23,977	0%	49,176	1%	48,691	1%	(25,199)	485
Intangible assets	28,228	1%	51,866	1%	76,903	1%	(23,638)	(25,037)
	852,116	16%	1,094,164	16%	1,093,987	15%	(242,048)	177

Total non-current assets	1,809,889	35%	2,443,568	36%	2,514,641	35%	(633,679)	(71,073)

Total assets	5,210,089	100%	6,760,332	100%	7,205,852	100%	(1,550,243)	(445,520)

	2016	Vertical Analysis % 2016	2015	Vertical Analysis % 2015	2014	Vertical Analysis % 2014	Chg. R$000 2016 x 2015	Chg. R$000 2015 x 2014

Liabilities

Current
Loans and financing	669,795	13%	672,365	10%	550,058	8%	(2,570)	122,307
Debentures	314,139	6%	389,621	6%	504,387	7%	(75,482)	(114,766)
Obligations for property purchases and advances to clients	205,388	4%	361,420	5%	490,605	7%	(156,032)	(129,185)
Material and service providers	79,120	2%	57,335	1%	95,131	1%	21,785	(37,796)
Taxes and contributions	51,842	1%	102,057	2%	114,424	2%	(50,215)	(12,367)
Salaries, payroll charges and profit sharing	28,880	1%	60,102	1%	65,039	1%	(31,222)	(4,937)
Minimum mandatory dividends and interest on equity	-	0%	17682	0%	-	0%	(17,682)	17,682
Provision for court claims	79,054	2%	100,312	1%	103,034	1%	(21,258)	(2,722)
Payables to credit assignment	34,698	1%	23,482	0%	24,135	0%	11,216	(653)
Payables to related party transactions	85,611	2%	87,100	1%	156,503	2%	(1,489)	(69,403)
Financial instruments	5,290	0%	14,056	0%	3,340	0%	(8,766)	10,716
Other liabilities	69,921	1%	163,437	2%	164,213	2%	(93,516)	(776)
Liabilities over assets from discontinued operation	651,812	13%	-	0%	-	0%	651,812	-
Total current liabilities	2,275,550	44%	2,048,969	30%	2,270,869	32%	226,581	(221,900)

Non-current
Loans and financing	516,505	10%	620,470	9%	847,367	12%	(103,965)	(226,897)
Debentures	137,129	3%	468,337	7%	684,712	10%	(331,208)	(216,375)
Obligations for property purchases and advances to clients	90,309	2%	248,514	4%	101,137	1%	(158,205)	147,377
Deferred income tax and social contribution	100,405	2%	16,489	0%	34,740	0%	83,916	(18,251)
Provision for court claims	83,904	2%	142,670	2%	136,540	2%	(58,766)	6,130
Payables to credit assignment	64,332	1%	35,811	1%	31,994	0%	28,521	3,817
Payables to related party transactions	-	0%	41,002	1%	-	0%	(41,002)	41,002
Derivatives	-	0%	7,618	0%	4,833	0%	(7,618)	2,785
Other liabilities	11,502	0%	33,216	0%	35,257	0%	(21,714)	(2,041)
Total non-current liabilities	1,004,086	19%	1,614,127	24%	1,876,580	26%	(610,041)	(262,453)

Shareholders’ equity
Capital stock	2,740,662	53%	2,740,662	41%	2,740,662	38%	-	-
Treasury shares	(32,524)	-1%	(25,980)	0%	(79,059)	-1%	(6,544)	53,079
Capital reserve and stock option grant	81,948	2%	76,834	1%	69,897	1%	5,114	6,937
Legal reserve	-	0%	35,316	1%	31,593	0%	(35,316)	3,723
Statutory reserve	-	0%	268,659	4%	292,252	4%	(268,659)	(23,593)
Profit reserve (and accumulated losses)	(861,761)	-17%	-	0%	-	0%	(861,761)	-
	1,928,325	37%	3,095,491	46%	3,055,345	42%	(1,167,166)	40,146

Non-controlling interest	2,128	0%	1,745	0%	3,058	0%	383	(1,313)
Total shareholders’ equity	1,930,453	37%	3,097,236	46%	3,058,403	42%	(1,166,783)	38,833

Total liabilities and shareholders’ equity	5,210,089	100%	6,760,332	100%	7,205,852	100%	(1,550,243)	(445,520)

Balance Sheet for the Fiscal Year Ended December 31, 2016 compared to 2015

Current assets

Cash and Equivalents – Cash and Banks, Marketable Securities

The Company’s cash and cash equivalents on December 31, 2016 totaled R$253.2 million, compared to R$712.3 million on December 31, 2015, a decrease of R$459.1 million, or 64.5%. This decrease is mainly due to the reduced consolidated indebtedness of the Company. Payments of R$1.4 billion were made in 2016, thus allowing a net amortization of debt in the amount of R$651.7 million.

Accounts receivable from development and services provided – Current and Non-Current

The following tables show the client accounts receivable from development and the sale of the Company’s properties, as well as the receivables to be appropriated, and the maturity of the Company’s portfolio:

(in R$ million)	On December 31
Real estate development and sales clients	2016	2015	2014

Current	723	1,395	1,440
Non-current	271	407	385
	994	1,802	1,825

(in R$ million)	On December 31
Receivables for appropriation	2016	2015	2014

	525	516	928

Total receivables	1,519	1,839	2,413

Current and non-current amounts expire in the following fiscal years:

Maturity

Overdue	204
2017	544
2018	111
2019	120
2020	45
2021 onwards	15
1,039
( - ) Present value adjustment	(26)
( - ) Allowance for doubtful accounts and cancellations	(19)
994

On December 31, 2016, the balance of clients by real estate development totaled R$993.9 million, compared to R$1.8 billion on December 31, 2015. Such reduction reflects the compliance with CPC 31 – Non-Current Asset Held for Sale and Discontinued Operation, classifying the Tenda segment as asset held for sale.

All the balances of accounts receivable presented herein are adjusted to present value, as required by Technical Pronouncement CPC 12 “Present Value Adjustment.”

Property for Sale – Current and Non-Current

The balance of property for sale was comprised as follows in the periods indicated:

	12/31/2016	12/31/2015	12/31/2014

Land bank	823,516	1,443,460	1,311,847
( - ) Provision for loss on realization of land	(43,505)	-	-
( - ) Provision for goodwill based on inventory surplus	(62,343)	-	-
( - ) Present value adjustment	(8,781)	(16,771)	(5,503)
Property under construction	509,049	857,619	905,190
Cost of property in recognition of provision for cancellations	-	21,764	52,309
Finished units	557,426	333,036	260,808
( - ) Provision for loss on the realization of properties for sale	(59,663)	(8,491)	(12,309)
	1,715,699	2,630,617	2,512,342

Current	1,122,724	1,880,377	1,695,817
Non-current	592,975	750,240	816,525

On December 31, 2016, the balance of properties for sale, both current and non-current, totaled R$1.7 billion, compared to R$2.6 billion on December 31, 2015. At the end of 2016, 36.8% of total inventory was represented by finished units, while units under construction accounted for 43.0% of total inventory. The Company remains focusing on inventory reduction.

Other accounts receivable – Current and Non-Current

The balance of other accounts receivable held by the Company on December 31, 2016 stood at R$108.3 million, 46.8% lower than the balance of same period in 2015, a result of lower volume of escrow deposits.

Intangible assets

On December 31, 2016, the balance of intangible assets reached R$28.2 million, compared to R$51.9 million on December 31, 2015, evidencing the alignment between additions and write-offs/amortization of intangible assets in the year.

Assets from discontinued operations

The amount of R$1,189.0 million is related to Tenda’s discontinued operation assets, net of consolidation elimination items and impairment of R$610.1 million, which is presented in a single line, according to CPC 31 – Non-current Assets Held for Sale and Discontinued Operations.

Liabilities

Loans, Financing and Debentures - Current and Non-Current

The Company’s total level of indebtedness on December 31, 2016 came to R$1.6 billion, a decrease of 23.9% over the balance of R$2.2 billion on December 31, 2015, reflecting the Company’s conservative position concerning its capital discipline, and reduced gross indebtedness.

The table below shows the development of net indebtedness and obligations with investors in the Company:

Total Debt

(in R$ thousand)		Balance in
Transaction Type	Rate	2016	2015	2014
Bank Credit Note – CCB	125% of CDI - 0.59% / 3.00% / 3.95% / 4.25% + CDI - INCC	1,022,038	1,161,707	268,911
Housing Finance (SFH)	8.30% to 14.00% + TR 120% and 129% of CDI	164,262	131,128	1,128,514
		1,186,299	1,292,835	1,397,425
Current		669,795	672,365	550,058
Non-current		516,505	620,470	847,367

Debentures				Consolidated
Program/Issuances	Principal - R$	Annual Compensation	Due Date	2016	2015	2014

7th issue	450,000	TR + 9.8205%	December 2017	302,363	452,568	502,033
8th issue/1st issue	-	CDI + 1.95%	October 2015	-	-	147,640
8th issue/2nd issue	5,787	IPCA + 7.96%	October 2016	-	8,395	15,185
9th issuance	132,026	CDI + 1.90%	July 2018	79,693	130,394	134,624
10th issuance	55,000	IPCA + 8.22	January 2020	69,212	64,724	-
1st issuance (Tenda)	200,000	TR + 9.25%	October 2016	-	201,877	389,617
				451,268	857,958	1,189,099

Current				314,139	389,621	504,387
Non-current				137,129	468,337	684,712

Obligations for property purchases and advances to clients – Current and Non-Current

On December 31, 2016, the Company’s obligations for the purchase of property and client advances totaled R$295.7 million, down 51.5% year-over-year. This variation is mainly due to higher liabilities with development client advances and services.

The following table shows the development of obligations for the purchase of properties and client advances, as well as its distribution between the short and long terms.

Balance of obligations for the acquisition of property and client advances

	12/31/2016	12/31/2015	12/31/2014
Current	205,388	361,420	490,605
Non-current	90,309	248,514	101,137
Total	295,697	609,934	591,742

Material and service providers

On December 31, 2016, the balance of payables due to material and service providers came to R$79.1 million, up 38.0% over the balance of R$57.3 million on December 31, 2015. This increased liability is chiefly due to the change in the Company’s payment policy.

Taxes and contributions - Current

The balance of taxes and social contributions (current) on December 31, 2016 totaled R$51.8 million, down 49.2% over the R$102.1 million recorded on December 31, 2015. This decrease derives from higher current results and their acquittance during 2016, with income tax and social contribution previously withheld.

Deferred income tax and social contribution – current and non-current

The balance of deferred income tax and social contribution totaled R$100.4 million on December 31, 2016, up 508.9% over the R$16.5 million recorded on December 31, 2015, impacted by the effect of R$90.3 million refering to a reversal of a tax credit provision previously recorded, which was reversed in view of the significant impact of Tenda’s purchase and sale operation on the net income for the period, thus, not allowing to maintain such amount of deferred tax asset in the Company’s balance sheet.

Provision for Contingencies - Current and Non-Current

The Company and its subsidiaries are parties in legal actions and administrative processes in various courts and with several government bodies, as a result of normal business operations, involving tax, labor, and civil matters, among other issues. The Company, based on information from its legal advisers, analysis of the pending lawsuits and labor claims, based on its previous experience in terms of the amounts claimed, made a provision considered sufficient to cover the estimated losses as a result of the claims being made.

The table below shows the evolvement of the Company’s provisions for contingencies.

Consolidated	Civil	Tax	Labor	Total
Balance on December 31, 2014	157,842	414	81,318	239,574
Supplementary provision (Note 23)	68,976	12,156	37,317	118,449
Payments and reversal of unutilized provision	(77,197)	(12,170)	(25,674)	(115,041)
Balance on December 31, 2015	149,621	400	92,961	242,982
Supplementary provision (Note 23)	68,042	3,009	20,975	92,026
Payments and reversal of unutilized provision	(88,627)	(237)	(38,235)	(127,099)
Operation held for sale	(30,599)	(48)	(14,304)	(44,951)
Balance on December 31, 2016	98,437	3,124	61,397	162,958

Current	53,867	1,369	23,818	79,054
Non-current	44,570	1,755	37,579	83,904

Consolidated	Civil	Tax	Labor	Total
Balance on December 31, 2014	157,842	414	81,318	239,574
Supplementary provision (Note 23)	68,976	12,156	37,317	118,449
Payments and reversal of unutilized provision	(77,197)	(12,170)	(25,674)	(115,041)
Balance on December 31, 2015	149,621	400	92,961	242,982
Reclassification for discontinued operation	(29,982)	(180)	(25,554)	(55,716)
Supplementary provision (Note 23)	49,872	2,965	17,959	70,796
Payments and reversal of unutilized provision	(71,332)	(61)	(23,711)	(95,104)
Balance on December 31, 2016	98,179	3,124	61,655	162,958

Current	53,867	1,369	23,818	79,054
Non-current	44,570	1,755	37,579	83,904

The provision for contingencies related to civil proceedings on December 31, 2016 totaled R$18.3 million (R$42.3 milion in 2015) in which the Company was included as defendant with personal liability for collection of court and out-of-court debts in which the original debtor is a former shareholder of the Company, Cimob Companhia Imobiliária (“Cimob”), or involving other entities of same economic group of Cimob. In these lawsuits, the claimant alleges the Company should answer for Cimob’s debts, according to understanding that the requirements for disregard of Cimob corporate entity to affect the Company would exist (corporate succession, co-mingling of assets and/or the creation of same economic group involving the Company and Cimob Group). This reduction in the provision is related to an unfavorable court decision, which was settled with judicial deposit and with no additional disbursement of cash by the Company

The Company does not agree with the grounds through which it has been included in these lawsuits and is still questioning in court its personal liability for third party company’s debts, as well as the collection amount submitted by claimants. The Company already obtained favorable and unfavorable court decisions related to this issue, reason that it is not possible to estimate a consistent outcome for all lawsuits. The Company also seeks in lawsuit filed against Cimob and its former and current controlling shareholders the recognition that it should not be held liable for Cimob’s debts, as well as the refund of amounts already paid by the Company in lawsuits collecting debts only due by Cimob.

Other accounts payable – Current and Non-current

On December 31, 2016, the balance of other accounts payable came to R$81.4 million, down 58.6% over the R$196.7 million on December 31, 2015. This decrease is due lower volume of provisions and fines for construction work delays, long-term suppliers and obligations with investors.

Liabilities over assets from discontinued operation

The amount of R$651.8 million is related to Tenda’s discontinued operations liabilities, net of consolidation elimination items, which is presented in a single line, according to CPC 31 – Non-current Assets Held for Sale and Discontinued Operations.

Shareholders’ equity

As at December 31, 2016, the Company’s shareholders’ equity balance came to R$1.9 billion, compared to R$3.1 billion in 2015. Such reduction reflects the compliance with CPC 31 – Non-Current Assets Held for Sale and Discontinued Operation, classifying the Tenda segment as asset held for sale.

Other accounts

Other accounts on the Company’s balance sheet not discussed in this analysis varied in the normal course of the Company’s business or are of little importance in terms of the consolidated balance sheet.

Balance Sheet for the Fiscal Year Ended December 31, 2015 compared to 2014

Current assets

Cash and Equivalents – Cash and Banks, Marketable Securities

The Company’s cash and cash equivalents on December 31, 2015 totaled R$712.3 million, compared to R$1.2 billion on December 31, 2014, a decrease of R$444.9 million, or 38.4%. This decrease is mainly due to the reduced consolidated indebtedness of the Company. Payments of R$1.4 billion were made in 2015, thus allowing a net amortization of debt in the amount of R$799.1 million.

Accounts receivable from development and services provided – Current and Non-Current

The following tables show the client accounts receivable from development and the sale of the Company’s properties, as well as the receivables to be appropriated, and the maturity of the Company’s portfolio:

(in R$ million)	On December 31
Real estate development and sale clients	2015	2014	2013

Current	1,395	1,440	1,910
Non-current	407	385	314
	1,802	1,825	2,224
(in R$ million)	On December 31
Receivables for appropriation	2015	2014	2013

	516	928	1,609

Total receivables	1,839	2,413	3,272

Current and non-current amounts expire in the following fiscal years:

Maturity

Overdue	492
2016	949
2017	325
2018	81
2019	33
2020 onwards	54
1,934
( - ) Present value adjustment	(31)
( - ) Allowance for doubtful accounts and cancellations	(101)
1,802

On December 31, 2015, the balance of clients by real estate development totaled R$1.80 billion, compared to R$1.83 billion on December 31, 2014. This decrease is the result of launches average volume of approximately R$1 billion seen in the last three years.

All the balances of accounts receivable presented herein are adjusted to present value, as required by Technical Pronouncement CPC 12 “Present Value Adjustment.”

Property for Sale – Current and Non-Current

The balance of property for sale was comprised as follows in the periods indicated:

	12/31/2015	12/31/2014	12/31/2013

Land bank	1,443,460	1,311,847	1,077,762
( - ) Present value adjustment	(16,771)	(5,503)	(883)
Property under construction	857,619	905,190	630,407
Cost of property in recognition of provision for cancellations	21,764	52,309	107,172
Finished units	333,036	260,808	291,232
( - ) Provision for loss on the realization of properties for sale	(8,491)	(12,309)	(11,276)

	2,630,617	2,512,342	2,094,414

Current	1,880,377	1,695,817	1,442,019
Non-current	750,240	816,525	652,395

On December 31, 2015, the balance of properties for sale, both current and non-current, totaled R$2.6 billion, compared to R$2.5 billion on December 31, 2014. At the end of 2015, 12.7% of total inventory was represented by finished units, while units under construction accounted for 32.6% of total inventory. The Company remains focusing on inventory reduction, chiefly at Gafisa, which accounts for 72% of total inventory.

Other accounts receivable – Current and Non-Current

The balance of other accounts receivable held by the Company on December 31, 2015 stood at R$203.5 million, 15.6% lower than the balance of same period in 2014, as a result of lower volume escrow deposits.

Intangible assets

On December 31, 2015, the balance of intangible assets reached R$77.3 million, compared to R$76.9 million on December 31, 2014, evidencing the alignment between additions and write-offs/amortization of intangible assets in the year.

Deferred income tax and social contribution

On December 31, 2015, the balance of deferred income tax and social contribution came to R$16.5 million, down 52.5% over the R$34.7 million on December 31, 2014. Liabilities are stated net of assets.

Liabilities

Loans, Financing and Debentures - Current and Non-Current

The Company’s total level of indebtedness on December 31, 2015 came to R$2.2 billion, a decrease of 16.8% over the balance of R$2.6 billion on December 31, 2014, reflecting the Company’s conservative position concerning its capital discipline, and reduced consolidated gross debt.

The table below shows the development of net indebtedness and obligations with investors in the Company:

Total Debt

(in R$ thousand)		Balance in
Transaction Type	Rate	2015	2014	2013
Bank Credit Note – CCB	117.90% of CDI 2.20% + CDI 13.20% fixed	131,128	268,911	550,052
Housing Finance (SFH)	8.30% to 12.80% + TR 117% to 120% of CDI	1,161,707	1,128,514	1,088,258
		1,292,835	1,397,425	1,638,310
Current		672,365	550,058	590,386
Non-current		620,470	847,367	1,047,924

Debentures				Consolidated
Program/Issuances	Principal (R$)	Annual Compensation	Due Date	2015	2014	2013

6th issuance	-	-	-	-	-	151,513
7th issuance	450,000	TR + 9.8205%	December 2017	452,568	502,033	551,855
8th issuance/1st issuance	-	CDI + 1.95%	October 2015	-	147,640	294,073
8th issuance/2nd issuance	5,787	IPCA + 7.96%	October 2016	8,395	15,185	14,216
9th issuance	132,026	CDI + 1.90%	July 2018	130,394	134,624	-
10th issuance	55,000	IPCA + 8.22	January 2020	64,724	-
1st issuance	200,000	TR + 9.25%	October 2016	201,877	389,617	409,561
	200,000	TR + 9.02%	October 2016	857,958	1,189,099	1,421,218

Current				389,621	504,387	563,832
Non-current				468,337	684,712	857,386

Obligations for property purchases and advances to clients – Current and Non-Current

On December 31, 2015, the Company’s obligations for the purchase of property and client advances totaled R$609.9 million, up 3.1% year-over-year. This variation is mainly due to liabilities with development client advances and services.

The following table shows the development of obligations for the purchase of properties and client advances, as well as its distribution between the short and long terms.

Balance of obligations for the acquisition of property and client advances

	12/31/2015	12/31/2014	12/31/2013
Current	361,420	490,605	408,374
Non-current	248,514	101,137	79,975
Total	609,934	591,742	488,349

Material and service providers

On December 31, 2015, the balance of payables due to material and service providers came to R$57.3 million, down 39.7% over the balance of R$95.1 million on December 31, 2014. The decrease in this obligation is mainly due to a solid volume of deliveries and resulting drop in the volume of projects under execution of Gafisa segment.

Taxes and contributions - Current

The balance of taxes and social contributions (current) on December 31, 2015 totaled R$102.1 million, down 10.8% over the R$114.4 million recorded on December 31, 2014. This decrease is due to higher current results and their acquittance during 2015, with income tax and social contribution previously withheld.

Income tax and social contribution – current and non-current

The balance of deferred income tax and social security totaled R$16.5 million on December 31,2015, down 52.5% over the R$34.7 million recorded on December 31, 2014, due to higher active temporary differences, mainly over provision for contingencies, impairment and cancellations. Liabilities are stated net of assets.

Provision for Contingencies - Current and Non-Current

The Company and its subsidiaries are parties in legal actions and administrative processes in various courts and with several government bodies, as a result of normal business operations, involving tax, labor, and civil matters, among other issues. The Company, based on information from its legal advisers, analysis of the pending lawsuits and, when concerning labor cases, based on its prior experience in terms of the amounts claimed, made a provision considered sufficient to cover the estimated losses as a result of the claims being made.

The table below shows the evolvement of the Company’s provisions for contingencies.

Consolidated	Civil	Tax	Labor	Total
Balance on December 31, 2013	134,483	173	63,272	197,928
Supplementary provision (Note 23)	65,699	600	46,765	113,064
Payments and reversal of unutilized provision	(42,340)	(359)	(28,719)	(71,418)
Balance on December 31, 2014	157,842	414	81,318	239,574
Supplementary provision (Note 23)	68,976	12,156	37,317	118,449
Payments and reversal of unutilized provision	(77,197)	(12,170)	(25,674)	(115,041)
Balance on December 31, 2015	149,621	400	92,961	242,982

Current	84,576	220	15,516	100,312
Non-current	65,045	180	77,445	142,670

The provision for contingencies related to civil proceedings on December 31, 2015 totaled R$42,296 thousand in which the Company was included as defendant with personal liability for collection of court and out-of-court debts in which the original debtor is a former shareholder of the Company, Cimob Companhia Imobiliária (“Cimob”), or involving other entities of same economic group of Cimob. In these lawsuits, the claimant alleges the Company should answer for Cimob’s debts, according to understanding that the requirements for disregard of Cimob corporate entity to affect the Company would exist (corporate succession, co-mingling of assets and/or the creation of same economic group involving the Company and Cimob Group).

The Company does not agree with the grounds through which it has been included in these lawsuits and is still questioning in court its personal liability for third party company’s debts, as well as the collection amount submitted by claimants. The Company already obtained favorable and unfavorable court decisions related to this issue, reason that it is not possible to estimate a consistent outcome for all lawsuits. The Company also seeks in lawsuit filed against Cimob and its former and current controlling shareholders the recognition that it should not be held liable for that company’s debts, as well as the refund of amounts already paid by the Company in lawsuits collecting debts only due by Cimob.

Other accounts payable – Current and Non-current

On December 31, 2015, the balance of other accounts payable came to R$196.7 million, down 1.4% over the R$199.5 million on December 31, 2014. This decrease is due lower volume of provisions and fines for construction work delays, long-term suppliers and obligations with investors.

Shareholders’ equity

As at December 31, 2015, the Company’s shareholders’ equity balance came to R$3.10 billion, compared to R$3.06 billion in 2014, a slight variation due to lower volume of treasury shares acquisition.

Other accounts

Other accounts on the Company’s balance sheet not discussed in this analysis varied in the normal course of business or are of little importance in terms of the consolidated balance sheet.

Cash Flow for the Fiscal Year Ended December 31, 2016 compared to 2015

Operating activities

In 2016, net cash verified in operations totaled R$132.6 million, compared to R$190.1 million in 2015. This decrease reflects Gafisa segment’s lower operating volume, due to the recessive macroeconomic scenario. The R$132.6 million were mainly composed of: (1) an R$73.6 million decrease in obligations for purchase of land and advances from customers; (2) an R$288.9 million increase in receivables from clients; (3) an increase in related parties transactions of R$100.2 million; (4) R$75.2 million in expenses which did not affect the working capital; and (5) other less relevant variations in other operating categories.

Investment activities

The net cash verified in investment activities, including the acquisition of assets, equipment and new investments came to R$157.4 million in 2016. The cash applied in 2016 was mainly related to investments in securities, sureties and credits.

Financing activities

The cash burn registered by financing activities in 2016 totaled R$351.5 million, compared to R$339.7 million recorded in 2015. This cash burn is mainly due to the amortization of loans and financing, net of new releases, totaling R$365.4 million, reiterating the Company’s conservative position in relation to its capital discipline.

Below is the change in cash during the year:

	4Q15	1Q16	2Q16	3Q16	4Q16
Cash and cash equivalents	478,037	457,154	304,351	355,389	253,180
Change in cash and cash equivalents (1)	-	(20,883)	(152,803)	51,038	(102,210)
Total Debt + Obligation with Investors	1,907,358	1,914,131	1,807,989	1,853,755	1,638,804
Change in Total Debt + Obligation with Investors (2)	-	6,773	(106,142)	45,766	(214,951)
Other investments	210,761	210,761	218,956	219,454	237,109
Change in other investments (3)		-	8,195	498	17,654
Cash Generation in the Period (1) - (2) + (3)		(27,656)	(38,466)	5,770	130,396
Final Cash Accumulated Generation		(27,656)	(66,122)	(60,352)	70,044

Cash Flow for the Fiscal Year Ended December 31, 2015 compared to 2014

Operating activities

In 2015, net cash verified in operations totaled R$190.1 million, compared to net cash used in operations of R$31.9 million in 2014. This increase reflects better Gafisa’s operating management, in spite of a more challenging macroeconomic scenario. The R$190.7 million were mainly composed of: (1) decreased expenses which did not affect the working capital totaling R$267.6 million in 2015; (2) a decrease in properties for sale of R$159.6 million mainly imputed to landbank and properties under construction; and (3) other less relevant variations in other operating categories.

Investment activities

The net cash verified in investment activities, including the acquisition of assets, equipment and new investments came to R$162.4 million in 2015. The cash applied in 2015 was mainly related to investments in securities, sureties and credits.

Financing activities

The net cash used in financing activities in 2015 totaled R$339.7 million, compared to a generation of R$686.0 million in 2014. This cash burn is mainly due to the amortization of loans and financing, net of new releases, totaling R$334.3 million, reiterating the Company’s conservative position in relation to its capital discipline and the stock repurchase amounting to R$24.2 million.

Below is the change in cash during the year:

	4Q14	1Q15	2Q15	3Q15	4Q15
Cash and cash equivalents	662,682	680,412	541,684	596,589	478,037
Change in cash and cash equivalents (1)	-	17,730	(138,728)	54,905	(118,552)
Total Debt + Obligation with Investors	2,159,003	2,218,657	2,095,614	2,149,115	1,907,358
Change in Total Debt + Obligation with Investors (2)	-	59,654	(123,043)	53,500	(241,757)
Other investments	183,578	208,740	208,740	210,761	210,761
Change in other investments (3)		25,161	-	2,022	-
Cash Generation in the Period (1) - (2) + (3)		(16,762)	(15,685)	3,426	123,205
Final Cash Accumulated Generation		(16,762)	(32,447)	(29,021)	94,183

10.2.

a) the company’s operating results

Description of any significant revenue items

The Company’s revenues come mainly from the development and sale of real estate properties. To a lesser extent, it also earns revenue from providing real estate services, such as construction, technical and real estate management to third parties.

	2016	2015	2014
Development, sale of real estate properties and construction services	990,613	1,568,566	1,704,399
(Recording) reversal of provision for doubtful accounts and dissolutions	(6,950)	(6,749)	1,424
Taxes on sales of properties and services	(67,965)	(118,460)	(124,963)
Total net revenue	915,698	1,443,357	1,580,860

Factors that materially affected the operating results

Net operating revenues were down 5.0% in the fiscal year ended December 31, 2014, year-over-year, due to lower volume of launches over the past two years in the Gafisa segment.

In the fiscal year ended December 31, 2015, net operating revenue decreased by 8.7% compared to 2014, due to lower volume of launches in the Gafisa segment.

In the fiscal year ended December 31, 2016, net operating revenue went down 36.6% year-over-year, chiefly due to the following items: (i) lower operating volume; (ii) lower speed of inventory sales, which records the highest contribution to revenues, (iii) higher volume of dissolutions and (iv) result of assets pricing current market conditions.

b) changes in revenue attributable to variations in prices, exchange rates, inflation, changes in volumes or the introduction of new products and services

The Company recognizes revenue from real estate developments according to their construction, based on a financial calculation of project completion and not at the moment that the sale contract is signed.  The main impacts on revenue variations between the 2016, 2015 and 2014 fiscal years are changes in sales volumes and introduction of new products and services of the Company, as well as a detailed review of the Company’s operations and strategy defined in 2011.

The 36.6% decrease in net revenues in 2016 compared to 2015, is chiefly due to: (i) lower operating volume; (ii) lower speed of inventory sales, which records the highest contribution to revenues, (iii) higher volume of dissolutions and (iv) result of assets pricing current market conditions.

The 8.7% decrease in net revenues in 2015 compared to 2014, is due to Gafisa segment’s lower volume of launches in the last years and lower revenue recognition due to the progress of projects for sale from previous periods.

The decrease of 5.0% in net revenues in 2014 year-over-year is due to the lower volume of launches in the last two years of the Gafisa segment the consequent lower revenue recognition due to the progress of projects for sale from previous periods.

R$’000	2016	2015	2014	2016 vs 2015	2015 vs 2014
Contracted Sales	810,464	914,796	811,032	-11.4%	12.8%
Launches	920,846	996,316	1,087,801	-7.6%	-8.4%
Net revenue	915,698	1,443,257	1,580,861	-36.6%	-8.7%

c) impact of inflation, variation in the prices of the company’s main inputs and products, exchange rates and interest rates on the company’s operating and financial results, when relevant

As mentioned in item 5.1 of the Reference Form, the main indexes used in Company’s business plan are the INCC, IGP-M, CDI and TR:

INCC (National Building Cost Index): most of the Company’s costs and its entire revenue portfolio from unfinished projects are adjusted according to this index. Hypothetically, an increase of 1% in the INCC would represent an increase of R$15,621 thousand in the Company's operating income based on the current level of assets linked to this index.

IGP-M (General Market Price Index) and IPCA (Extended Consumer Price Index): the Company’s entire revenue portfolio from finished projects is adjusted according to these indexes. Hypothetically, an increase of 1% in the IGP-M or IPCA would not represent a significant variation in the Company's operating income based on the current level of assets linked to these indexes.

CDI (Interbank Deposit Certificate): all of the Company’s financial investments and roughly 37.6% of total indebtedness are pegged to the CDI. Hypothetically, an increase of 1% in the CDI would represent a decrease of R$91,794 thousand in the Company's financial results based on the current level of indebtedness linked to this index.

TR (Reference Rate): Approximately 62.4% of the Company’s total debt is indexed to the TR. Hypothetically, an increase of 1% in the TR would represent a decrease of R$30.744 thousand in the Company's financial results based on the current level of indebtedness linked to this index.

Exchange rates: the Company does not have any debts or amounts receivable denominated in foreign currency, and none of the Company’s significant costs are denominated in foreign currency.

10.3. Significant events and impacts on the company’s financial statements and results:

a) introduction or disposal of operations

The officers inform that in the fiscal years ended December 31, 2014, 2015 and 2016 there was no introduction or disposal of operating segment so that to cause impacts on the Company’s financial statements and results.

b) establishment, acquisition or disposal of shareholdings

The officers inform that in the fiscal years ended December 31, 2014 and 2015 no relevant shareholding was established, nor acquired or disposed of to cause impacts on the Company’s financial statements and results.

However, on February 7, 2014, the Company announced preliminary studies for a potential separation of the Gafisa and Tenda business units into two publicly-held and independent companies. The Company assessed that the separation would be the next step within a broad plan of Management aiming at improving and reinforcing the capacity of generating value of both business units.

As per Material Fact released on December 14, 2016, the Company entered into a stock purchase agreement with Jaguar Growth Asset Management, LLC, to acquire up to 30% of shares issued by Tenda, at the price of R$8.13 per share, representing, within the context of operation, cash receivable for Gafisa of R$231.7 million, with a total valuation of R$539.0 million for full payment of Tenda’s capital stock.

It is worth mentioning that the completion of referred transaction is subject to certain conditions precedent, amongst them we point out:

(i) Tenda’s capital stock reduction, without cancelation of shares, with refund to Gafisa, currently its sole shareholder, of R$100.0 million, adjusted by SELIC interest rate, of which (a) R$50.0 million with payment until December 31, 2018; and (b) the balance payable until December 31, 2019, with possibility of anticipation in view of certain financial covenants provided for in the agreement;

(ii) Gafisa’s capital stock reduction, with distribution effects to its shareholders of shares corresponding to 50% of Tenda’s capital stock; and

(iii) the conclusion of exercise by Gafisa’s shareholder of preemptive right to acquire shares for the price per share referred to in operation, noting that, within this context, Gafisa will offer its shareholders, 50% of shares representing Tenda’s capital stock held thereby, and not only the 30% purpose of the offer received from Jaguar, considering its decision of selling these shares, even if in multiple operations.

Such process has been in progress and currently, Gafisa and Tenda already operate independently, with their own structures and proper to specificities of their business models.

c) exceptional events or operations
There were no exceptional events or operations.

10.4. significant changes in the accounting practices – reservations and emphasis in the auditor’s report

a) Significant changes in the accounting practices
There were no significant changes in the accounting practices.
b) Material effects of changes in accounting practices
There was no impact on the Company’s individual and consolidated financial statements.
c) Reservations and emphasis in the auditor’s report

The independent auditors’ report on the financial statements for the fiscal year ended December 31, 2016, 2015 and 2014 contains emphasis related to the fact that the individual and consolidated financial statements were prepared according to the accounting practices adopted in Brazil. The consolidated financial statements prepared according to the IFRS applicable to real estate development entities also consider the Guidance OCPC04 issued by the Brazilian Accounting Standards Committee. This guidance addresses the recognition of revenue from this sector and covers issues related to the meaning and application of the concept of continuous transfer of risks, benefits and sale control of real estate units. The independent auditor’s opinion is not modified due to this matter.

The Company's Management believes that this emphasis paragraph is standardized between audit firms and is aligned with the entities of the real estate industry and regulatory bodies due to the application of the OCPC04 Guidance, in addition to International Financial Reporting Standards (IFRS) and with no additional comments to the emphases in question. The auditors reinforced that their opinion is not modified due to this matter.

The Company's Management does not have any comments on the auditors’ reservations, given there was no reservations in the independent auditors’ report on the preparation of the financial statements for the fiscal years ended on December 31, 2016, 2015 and 2014.

10.5. Critical Accounting Policies of the Company:

The consolidated financial statements are prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Standards Committee (CPC), endorsed by the Brazilian Securities Commission (CVM) and according to the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB)).

Specifically, the consolidated financial statements are in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate entities in Brazil, including Guidance OCPC 04 – Application of Technical Interpretation ICPC 02 to Brazilian real estate entities regarding to the processing of recognition of revenue from this sector and involves matters relating to the application of the concept of continuous transfer of risks, benefits and control in the sale of real estate units.

The officers understand that the preparation of the Company’s individual and consolidated financial statements requires that the Management makes certain judgments and estimates, as well as adopts assumptions that affect the reported values for revenue, expenses, assets and liabilities, and the amount of contingent liabilities, on the base date of the financial statements.

In this regard, the Company’s officers understand that critical accounting policies, those if altered, would cause a relevant accounting change, as described below:

a)   Impairment of assets

Management yearly reviews the assets’ net carrying amount and/or when any specific event occurs, aiming at assessing events or changes in economic, operating or technological circumstances, which may indicate impairment or loss of their recoverable value. If this evidence is identified and, if net carrying amount exceeds the recoverable value, a provision is recorded, adjusting the net carrying amount to the recoverable value. These losses are recorded under net income for the year when identified.

The fair value calculation less costs of sale is based on information available on transactions of similar sale of assets or market prices less additional costs to discard the asset. The value in use calculation is based on the discounted cash flow model.

The cash flows are derived from the budget for the next five years and do not include reorganization activities that the Company has still not committed to, or significant future investment that would improve the asset base of the cash generating unit subject to the test. The recoverable value is sensitive to the discount value used in the discounted cash flow method, as well as the future expected cash receivables and the growth rate used for extrapolation purposes.

b)   Transactions with share-based payments

The Company measures the cost of transactions to be settled with shares with employees based on the fair value of the equity instruments on the date they are granted. For share-based payments settled with cash, the liabilities need to be remeasured at the end of each reporting period until the settlement date, recognizing in results any variation in fair value, which requires a reassessment of the estimates adopted at the end of each reporting period. The estimated fair value of payments made with shares requires the use of a valuation model more suited to the granting of such equity instruments and that depends on the terms and conditions they are offered under.

This also requires the definition of more adequate data for the valuation model, including the useful life of the option, volatility, dividend yield and corresponding assumptions.

c)    Provision for lawsuits

The Company recognizes a provision for ongoing/pending tax, labor and civil cases. The estimate of the probability of loss includes the evaluation of all the evidence available, the legal hierarchy, available jurisprudence, the most recent and pertinent decisions in the courts and their relevance to the ruling in question, as well an opinion from external counsel. The provisions are revised and adjusted to take any changes in circumstances into account, such as the statute of limitations, completion of tax audits or additional exposure identified based on new matters or court rulings. The settlement of transactions involving these estimates may result in amounts different from those estimated due to inaccuracies inherent to their calculation process. The Company reviews the estimates and assumptions, at least, yearly.

There are uncertainties concerning interpretation of complex tax regulations and about the value and time of future tax results. The Company and its subsidiaries are subject, in the normal course of business, to investigations, audits, lawsuits and administrative proceedings in civil, tax and labor matters. Depending on the purpose of investigations, lawsuits or administrative proceedings filed against the Company and its subsidiaries, we may be adversely affected, regardless of respective outcome.

d)   Allowance for doubtful account and cancelled contracts

The Company calculates its allowance for doubtful accounts and cancelled contracts based on assumptions supported by historical data from its current operations and estimates. These asumptions are annually reviewed to evaluate eventual changes in circunstamces and update on historical data.

e)   Warranty provision

Company’s warranty provision, which is recorded to cover expenditures for repairing construction defects covered during the warranty period, is calculated based on the estimate that considers the history of incurred expenditures adjusted by the future expectation. These assumptions are regularly reviewed.

f)    Budgeted Project Costs

The total budgeted costs, mainly comprised of the costs incurred and expected to be complete when the construction work is concluded, are regularly revised during the course of the project and the effect of these revisions is reflected in the Company’s results.

g)   Realization of the deferred income tax

The initial and following analyses of the realization of deferred income tax occur when is it probable that the taxable profit of the next years will be available for offsetting the deferred tax asset based on results projections prepared and based on internal assumptions and future economic scenarios that enable their total or partial use, if full credit is recorded.

10.6. significant items not evidenced in the company’s financial statements:

a) assets and liabilities held by the Company, directly or indirectly, that do not appear on the balance sheet
The Company does not have any material assets or liabilities that are not reflected in this Form and in the Company’s financial statements and the notes thereto.
b) other items not evidenced in the financial statements
The Company does not have any other items not evidenced in its financial statements.

10.7. Comments on items not evidenced in the financial statements:

a) how such items altered or could alter the revenue, expenses, operating results, net financial expenses or other items in the Company’s financial statements
As explained in item 10.7 above, there is no item not evidenced in the financial statements.
b) nature and purpose of the operation
As explained in item 10.7 above, there is no item not evidenced in the financial statements.
c) nature and amount of obligations assumed and rights generated for the company as a result of the operation
As explained in item 10.7 above, there is no item not evidenced in the financial statements.

10.8. business plan:

a) investments (including a quantitative and qualitative description of investments in course and that are foreseen, sources of investment financing and significant divestments that are in course or that are foreseen)

      i.        quantitative and qualitative description of investments that are in course or are foreseen

Net cash for 2016, generated in investing activities, including the acquisition of goods, equipment and new investments totaled R$157.5 million, mainly due to net investments in securities of R$193.4 million and investments in goods and equipment totaling R$35.8 million.

Net cash for 2015, generated in investing activities, including the acquisition of goods, equipment and new investments amounted to R$162.4 million, mainly due to net investments in securities of R$197.4 million and investments in goods and equipment in the amount of R$34.3 million.

Net cash for 2014, generated in investing activities, including the acquisition of goods, equipment and new investments amounted to R$708.58 million, mainly due to net redemption of securities of R$709.44 million.

The Company’s disbursements in 2016 were mainly related to investments in goods, sales stands, software and improvements, totaling R$35.8 million versus R$34.3 million in 2015.

The Company's disbursements in 2015 were mainly related to investments in goods, sales stands, software, and improvements, totaling R$34.3 million versus R$70.53 million in 2014.

     ii.        Sources of investment financing

The Company relies on proceeds from the sale of treasury shares, the abovementioned funding of corporate debts, debentures issues and lines of credit from the SFH (National Housing Finance System).

    iii.        significant divestments that are in course or are foreseen

No significant divestments are in course or foreseen.

b) previously disclosed acquisitions of plant, equipment, patents or other assets that can materially affect the Company’s production capacity
There have been no acquisitions of plant, equipment, patents or other assets that can materially affect the Company’s production capacity.
c) new products and services
There are no new products or services.

10.9. Other factors with relevant influence:

All relevant information referring to this topic has been disclosed in the items above.

APPENDIX II

(as per Appendix 24, items 12.6 and 12.9 of CVM Instruction No. 480 of December 17, 2009)

12.5./6.  Composition and professional experience of candidates to the fiscal council appointed by the Company’s Management:

Management proposes to elect the following members of the Fiscal Council, whose main information is as follows:

Name	Birth Date	Management Body	Date of election	Term of office	Nº of consecutive terms of office
CPF	Profession	Position held	Date of investiture	Elected by controlling shareholder	Percentage of attendance at meetings
Other positions and duties performed at the issuer			Description of another position/title
Olavo Fortes Campos Rodrigues Junior	11/16/1961	Fiscal Council	Proposal to be elected at the Annual General Meeting of April 28, 2017	If elected, until 2018 Annual General Meeting	8 (if elected, this new term of office will be the 9th consecutive)
769.488.977-20	Business administrator	Sitting member of the Fiscal Council elected by minority common shareholders	Not applicable	No	100%
No other positions or titles held at the Company
Peter Edward Cortes Marsden Wilson	02/05/1972	Fiscal Council	Proposal to be elected at the Annual General Meeting of April 28, 2017	If elected, until 2018 Annual General Meeting	3 (if elected, this new term of office will be the 4th consecutive)
168.126.648-20	Business administrator	Sitting member of the Fiscal Council elected by minority common shareholders	Not applicable	No	100%
No other positions or titles held at the Company
Laiza Fabiola Martins de Santa Rosa	10/14/1980	Fiscal Council	Proposal to be elected at the Annual General Meeting of April 28, 2017	If elected, until 2018 Annual General Meeting	5 (if elected, this new term of office will be the 6th consecutive, 2nd as sitting member)
294.953.408-29	Economist	Sitting member of the Fiscal Council elected by minority common shareholders	Not applicable	No	100%
No other positions or titles held at the Company
Marcello Mascotto Iannalfo	06/24/1968	Fiscal Council	Proposal to be elected at the Annual General Meeting of April 28, 2017	If elected, until 2018 Annual General Meeting	8 (if elected, this new term of office will be the 9th consecutive)
101.947.028-39	Economist	Deputy member of the Fiscal Council elected by minority common shareholders	Not applicable	No	0%
No other positions or titles held at the Company
Marcelo Martins Louro	07/24/1971	Fiscal Council	Proposal to be elected at the Annual General Meeting of April 28, 2017	If elected, until 2018 Annual General Meeting	4 (if elected, this new term of office will be the 5th consecutive)
118.319.918-02	Business administrator	Deputy member of the Fiscal Council elected by minority common shareholders	Not applicable	No	0%
No other positions or titles held at the Company
Alessandro de Oliveira Nascimento	03/27/1984	Fiscal Council	Proposal to be elected at the Annual General Meeting of April 28, 2017	If elected, until 2018 Annual General Meeting	1 (if elected, this new term of office will be the 2nd consecutive)
335.489.628-07	Brazilian federal savings bank’s employee	Deputy member of the Fiscal Council elected by minority common shareholders	Not applicable	No	0%
No other positions or titles held at the Company

Name	CPF
Professional Experience/ Declaration of Any Conviction / Independence Criteria
Olavo Fortes Campos Rodrigues Junior	769.488.977-20

Professional experience: Mr. Rodrigues Junior started his career at Arthur Andersen in the audit and consulting areas. He has professional experience in the management of services, industry and retail companies, and worked at Carrefour, Pepsi-Cola Engarrafadora, Alcoa Brazil, Officer at Alcoa Argentina,Siciliano Group and Papaiz Group, as Chief Executive Officer. He also held positions of member of the Fiscal Council of Duke Energy International, Geração Paranapanema S.A.; Over the past five years, he acted as (i) member of the Board of Directors of Renova Energia S.A., a publicly-held company operating in the production of renewable energy, especially wind energy; (ii) deputy member of the Fiscal Council of São Carlos Empreendimentos e Participações S.A., a commercial property management company; and (iii) member of the Fiscal Council of Alphaville Urbanismo S.A., a company operating in the urban project development, and the Company holds 30% in the capital of Alphaville Urbanismo S.A..; and (iv) member of the Fiscal Council of Usinas Paulista Lavrinhas and Paulista Queluz de Energia S.A., closely-held companies operating in the hydroelectric generation and energy trading sectors – small hydroelectric plants (PCHs). Currently, Mr. Rodrigues Junior holds the following positions: (a) member of the Company’s Fiscal Council; (b) member of the Fiscal Council of Construtora Tenda S.A., a publicly-held company operating in the construction and development of real estate projects and wholly-owned subsidiary of the Company; (c) member of the Board of Directors of Maria Madá Com. E Serv. S.A., a closely-held company, operating in the retail sector; (d) managing partner of OREA Consultoria Empresarial, a business management and corporate governance consulting firm; and (e) president of São Isidoro Foundation, a non-profit organization.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest of 5% or more of same class or type of the Company’s securities or compose its economic group, except for Construtora Tenda S.A. and Alphaville Urbanismo S.A.

Declaration of Any Conviction: Mr. Olavo Fortes Campos Rodrigues Junior, sitting member of the Fiscal Council to be elected on April 28, 2017, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: The criteria provided for by applicable laws were observed for appointment of this member to the Company’s Fiscal Council, especially the provisions of Article 162, caput and Paragraph 2 of Law No. 6.404/76.

Peter Edward Cortes Marsden Wilson	168.126.648-20

Professional Experience: Over the past five years, Mr. Wilson acted as partner in charge of the corporate finance area and restructuring of medium-sized companies of Managrow Consultoria Estratégica em Finanças Ltda. In addition, he held/holds the following managerial positions: (i) current member of the fiscal council of the Company and of Construtora Tenda S.A., a publicly-held company operating in the construction and development of real estate projects and wholly-owned subsidiary of the Company; (ii) current member of the Board of Directors of Banco Mercantil do Brasil S.A., a financial institution; (iii) current member of the fiscal council of B2W S.A., a retail company; (iv) member of the fiscal council of Bradespar S.A., holding of investments in non-financial institutions; (v) member of the fiscal council of Vivo S.A., a telecommunications company; (vi) member of the fiscal council of Banco Pine S.A., a financial institution; (vii) member of the Board of Directors of Confab Industrial S.A., a metal company; (viii) member of the Board of Directors of Minupar Participações S.A., a holding of investments with interest in companies operating in the processing of pork and poultry products; and (ix) member of the Fiscal Council of Trisul S.A., a real estate development company, operating in the same sector of the Company.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s securities or compose its economic group, except for Construtora Tenda S.A.

Declaration of Any Conviction: Mr. Peter Edward Cortes Marsden Wilson, sitting member of the Fiscal Council to be elected on April 28, 2017, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: The criteria provided for by applicable laws were observed for appointment of this member to the Company’s Fiscal Council, especially the provisions of Article 162, caput and Paragraph 2 of Law No. 6.404/76.

Laiza Fabiola Martins de Santa Rosa	294.953.408-29

Professional Experience: Currently, Mrs. Rosa is the Structured Fund Development National Executive Manager of the Vice Chief Executive Officer of the Brazilian Federal Savings Bank’s asset management. Mrs. Rosa joined the Federal Savings Bank in 2006, working at the housing and commercial loan departments, and in 2010 started working with the Federal Savings Bank’s Vice Chief Executive Officer in the structuring, prospecting, management and administration of Private Equity Funds, Credit Rights Investment Funds and Real Estate Investment Funds, as well as the management of portfolios concerned with investment in sanitation, urban mobility, housing, debt and equity structrured operations. Manager of Caixa Porto Maravilha Real Estate Investment Fund, also in charge of the asset management concerned with investments in logistics infrastructure, holding the position of deputy member of the Board of Directors of Malucelli Energia S.A.., a closely-held company operating in the energy sector.

In addition, (i) Mrs. Rosa was appointed by Caixa Cyrela Private Equity Fund as officer of SPE Baronesa Empreendimentos Imobiliários S.A. and SPE Pedrália Empreendimentos Imobiliários S.A., fund’s investees operating in the real estate market; and (ii) she was nominated by Caixa Imobiliária Private Equity Fund as board member of SPE Odebrecht Realizações SP 54 - Empreendimento Imobiliário S.A., fund’s investee operating in the real estate market.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest of 5% or more of same class or type of the Company’s securities or compose its economic group.

Declaration of Any Conviction: Mrs. Laiza Fabiola Martins de Santa Rosa, deputy member of the Fiscal Council to be elected on April 28, 2017, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify her to practice any profession or business activity.

Independence Criteria: The criteria provided for by applicable laws were observed for appointment of this member to the Company’s Fiscal Council, especially the provisions of Article 162, caput and Paragraph 2 of Law No. 6.404/76.

Note: Candidate appointed by Federal Savings Bank, as per obligation provided for in the 7th Issue of the Company’s Debentures

Marcello Mascotto Iannalfo	101.947.028-39

Professional Experience: Currently, Mr. Iannalfo is the Chief Executive Officer of Clic Metais Ltda., a limited liability company operating in the sanitary metal sector; a deputy member of the Fiscal Council of the Company and Construtora Tenda S.A., a publicly-held company operating in the construction and development of real estate projects and wholly-owned subsidiary of the Company. Over the past five years, Mr. Iannalfo also held the positions of (i) Latin America chief administrative and financial officer of El Tejar Group, an agribusiness company; (ii) Chief financial officer of Trip Linhas Aéreas, an airline company; (iii) Chief administrative and financial officer of Termomecânica São Paulo S.A., a company whose main activity is the transformation of non-ferrous metals; (iv) Chief administrative and financial officer and member of the Board of Directors of Power Transmission Industries S.A., a manufacturer of speed reducer and couplings and (v) deputy member of the fiscal council of Alphaville Urbanismo S.A., during the period in which the Board was instated. The Company holds 30% interest in the capital of Alphaville Urbanismo S.A., a company operating in the urban project development.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s securities or compose its economic group, except for Construtora Tenda S.A.and Alphaville Urbanismo S.A.

Declaration of Any Conviction: Mr. Marcello Mascotto Iannalfo, deputy member of the fiscal council to be elected on April 28, 2017, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: The criteria provided for by applicable laws were observed for appointment of this member to the Company’s Fiscal Council, especially the provisions of Article 162, caput and Paragraph 2 of Law No. 6.404/76.

Marcelo Martins Louro	118.319.918-02

Professional Experience: Mr. Louro started his career at Arthur Andersen in the audit and consulting areas, currently he is a deputy member of the Company’s fiscal council and Construtora Tenda S.A.. Over the past five years, Mr. Louro held the positions of (i) Chief financial officer and deputy member of the Fiscal Council of Alphaville Urbanismo S.A., a company operating in the urban project development; (ii) planning and control officer of Construtora Tenda S.A., a publicly-held company operating in the construction and development of real estate projects and wholly-owned subsidiary of the Company; (iii) chief financial officer of Scalina S.A., a textile company; and (iv) investor relations officer of T4F Entretenimento S.A., an entertainment company. The Company holds 30% interest in the capital of Alphaville Urbanismo S.A., a company operating in the urban project development and is the parent company of Construtora Tenda S.A..

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest of 5% or more of same class or type of the Company’s securities or compose its economic group, except for Construtora Tenda S.A.and Alphaville Urbanismo S.A.

Declaration of Any Conviction: Mr. Marcelo Martins Louro, deputy member of the Fiscal Council to be elected on April 28, 2017, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: The criteria provided for by applicable laws were observed for appointment of this member to the Company’s Fiscal Council, especially the provisions of Article 162, caput and Paragraph 2 of Law No. 6.404/76.

Alessandro de Oliveira Nascimento	335.489.628-07

Professional experience: Currently, Mr. Alessandro de Oliveira Nascimento is executive manager of the Brazilian Federal Savings Bank, a banking company, he has been holding such position for more than five years and is candidate to the position of deputy member at the Company’s Fiscal Council.

The company mentioned above does not hold relevant interest in the Company’s capital nor is controlled by Company’s shareholder holding direct or indirect interest of 5% or more of same class or type of the Company’s securities, and nor composes its economic group.

Declaration of Any Conviction: Mr. Alessandro de Oliveira Nascimento, candidate to the position of deputy member of the Fiscal Council to be elected on April 28, 2017, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria - The criteria provided for by applicable laws were observed for appointment of this member to the Company’s Fiscal Council, especially the provisions of Article 162, caput and Paragraph 2 of Law No. 6.404/76.

Note: Candidate appointed by Federal Savings Bank, as per obligation provided for in the 7th Issue of the Company’s Debentures

Percentage of Attendance at Meetings

Pursuant to provisions of Directive Release/CVM/SEP/nº02/2016, below, total meetings held by the Fiscal Council and Committees of the Company, as well the percentage of attendance of each member:

Fiscal Council	Total meetings held by respective body after investiture	% of member attendance at meetings held after investiture
Olavo Fortes Campos Rodrigues Junior	4	100%
Peter Edward Cortes Marsden Wilson	4	100%
Laiza Fabiola Martins de Santa Rosa	4	100%
Marcello Mascotto Iannalfo	4	0% - not summoned while deputy member
Marcelo Martins Louro	4	0% - not summoned while deputy member
Alessandro de Oliveira Nascimento	4	0% - not summoned while deputy member

12.7./8.  Composition of statutory committees and audit, financial and compensation committees:

Fiscal Council members are not members of any Company’s committee.

12.9.  Existence of marital relationship, common-law marriage or kinship up to second degree related to Management of the issuer, subsidiaries and controlling shareholders:

Justification for not completing the chart:

Not applicable since there is no marital relationship, common-law marriage or kinship up second degree between Management of the Company or its direct or indirect subsidiaries.

In addition, the Company’s Code of Ethics does not allow hiring 1st degree employees’ family members (father, mother, siblings, and children), spouse, cousins, uncles and nephews to work for the Company or at its direct or indirect subsidiaries.

The common-law marriage between the Company’s employees or its direct or indirect subsidiaries is also not allowed.

Referring to direct or indirect controlling shareholders, not applicable, since the Company has widely held stock and there are no controlling shareholders.

12.10. Subordination relations, services rendering or control between Management and subsidiaries, controlling shareholders and others:

Justification for not completing the chart:

Not applicable, since there are no subordination relations or controls between Management and subsidiaries, no controlling shareholders, as this is a diffuse capital company.

Referring to services rendering, the Company’s Code of Ethics forbids any services relations between the Company’s suppliers, customers, debtors or creditors with its managers, employees and 1st degree employees’ family members (father, mother, siblings, children), spouse, cousins, uncles and nephews. The Company also forbids engaging companies or consulting firms owned by former employees who left the Company less than one year.

In addition, the Audit Committee is in charge of setting forth the guidelines for the Company to hire employees or former employees of the independent auditor.

APPENDIX III

(As per Appendix 24, item 13 of CVM Instruction no. 480 of December 17, 2009)

13. MANAGEMENT COMPENSATION

13.1. Description of the compensation practice or policy, Including the Non-Statutory Executive Officers:

a. objectives of the compensation policy or practice:

The compensation policy of the Company for its managers, including members of the Board of Directors, statutory and non-statutory officers, members of the Fiscal Council, in line with the best corporate governance practices, aims to attract and retain the best professionals in the market. Compensation is established based on market research and directly aligns the interests of the executives in question and those of the Company's shareholders.

In the case of officers, the existence of a variable short-term and long-term incentives (the later in the form of grant of stock option plans) practice permits the sharing of the Company's risks and results with its main executives, being characteristic of a transparent policy and aimed at achieving long-lasting results and the perpetuity of the Company.

b. breakdown of compensation, indicating:

(i)            description of compensation elements and the objectives of each one

a) Board of Directors

The members of the Board of Directors are entitled to a fixed compensation, which is established in accordance with market criteria and aims to attract professionals who contribute effectively to the results of the company.

b) Executive Board

The members of the statutory and non-Statutory Executive Officers are entitled to fixed and variable short-term compensation, and long-term incentive tranche, in the form of a stock option plan and phantom shares, based on the Company shares. The amounts paid in fixed compensation are close to the median market standards. The variable portion has significant representation in the total compensation, which means that the officers share risks and results with the Company, so providing a greater alignment of interests between executives and shareholders.

The objective of the short-term variable compensation is to reward the results achieved for the year if the targets stipulated for the period were reached. By the same token, long-term incentives, based on stock options and phantom shares, aims at providing reward for results achieved over a longer period (generally more than 2 years. This policy aims to align the interests of the executives with those of the shareholders.

In addition to fixed and variable compensation, the Company offers its directors health plan benefits and life insurance, which are established in accordance with market standard.

It is important to emphasize that the Company has a Compensation Committee that analyses the strategy for fixed and variable compensation to be adopted, the models for granting of stock option models and the recommendations of corresponding beneficiaries of the plan, for subsequent approval by the Board of Directors.

c) Fiscal Council

The members of the Fiscal Council, in addition to mandatory reimbursement for necessary travel and lodging expenses as a result of their function, are entitled only to a fixed compensation based on the legal minimum.

d) Committees

All the members of the Company's Committees are managers or employees, and do not receive specific compensation for the fact that they participate on the Committees.

(ii)           in relation to the last 3 fiscal years, which is the proportion of each element in total compensation

In the case of the Fiscal Council and the Board of Directors, fixed compensation corresponds to 100% of the total compensation, as previously mentioned – both the assumption and realized.

In the case of the Statutory Executive Officers, fixed compensation, in assumption, corresponds to approximately 30% of the total compensation on average. Regarding the tranche referring to variable incentives, the stock option plans and phantom shares (long-term) represent approximately 50%, while the part referring to the bonuses (short-term) represents approximately the other 50% – in this case, for both the statutory and the non-Statutory Executive Officers.

The variable incentives percentages may be modified due to changes in the results presented by the Company in the period, given the component of shared risks and results inherent in the variable compensation amount. Referring to realized and according to the tables presented below, the percentages assessed were, in 2014, fixed 20% and variable 80% (short-term bonus, accounting for 26% of variable amount), in 2015, fixed 40% and variable 60% (short-term bonus accounting for 34% of variable amount), and, in 2016, fixed 43% and variable 57% (short-term bonus accounting for 38% of variable amount). Remind that the amounts reported for long-term incentives represent accounting costs assessed and not effective gains deriving from these programs.

(iii)          methodology for the calculation and readjustment of each of the compensation elements

The amount of compensation paid by the Company to its managers and employees are periodically compared with those in the market, based on research carried out by external specialist consultants, so that they can measure their competitiveness and evaluate the possible need to carry out any adjustments to some of the components. The researches involve all positions in the Company’s structure and include companies that can or cannot be from the same segment and that have all or some of the following characteristics: similar presence as the Company, publicly-held company, national capital, high level of corporate governance and good practices of compensation and human resources.

(iv)          reasons which justify the compensation breakdown

The Company adopts a compensation breakdown model, which concentrates a significant tranche of the total compensation into variable components (both short and long-term), which is part of its policy of sharing risks and results with its main executives.

(v)           existence of non-remunerated members and reasons for this fact

There are no non-remunerated members at the Board of Directors, at the Statutory Executive Board and at the Fiscal Council.

c. main performance indicators that are taken into consideration in the calculation of each compensation element :

For calculation of all the compensation items, the performance of the employee and his individual targets are taken into consideration, in accordance to what was achieved in comparison to the proposition and agreed for the year. Variable compensation is directly linked to the indicators contained in the Company's Scorecard, which is approved by the Board of Directors and which contains defined targets for the period, such as for example cash flow, EBITDA and sales volume, among others.

d. how compensation is structured to reflect the improvement in performance indicators:

Any changes to the compensation items is directly linked to the performance of the individual and that of the Company and the reaching of targets in the period in question, while salary increases, the variation in salary multiples received in the form of bonuses and the quantity of options and phantom shares granted under the option plan are all directly linked to the performance demonstrated in the assessed period.

e. how compensation policy or practice is aligned with the short, medium and long-term interests of the Company:

The practice adopted by the Company with regard to the various components of the total compensation is directly aligned to the short, medium and long-term interests of the Company. Fixed compensation reflects compensation in line with market practices and, as the cycle in the segment is medium and long term, the Company believes that a significant portion of compensation and variable incentives should be remitted to these periods, fully in line with the Company performance monitoring and, therefore, reaffirming the sharing of risk and results between executives and the Company.

f. Existence of compensation supported by subsidiaries, controlled companies, or direct or indirect controlling shareholders:

There is no compensation supported by subsidiaries, controlled companies, or direct or indirect controlling shareholders of the company.

g. Existence of any compensation or benefit linked to the occurrence of any particular corporate event, such as the sale of control of the Company:

There is no compensation or benefit linked to the occurrence of any particular corporate event, such as the sale of control of the Company.

13.2. Total compensation of the Board of Directors, the Statutory Executive Board and the Fiscal Council:

Total compensation estimated for the fiscal year to end on December 31, 2017 – Annual Amounts
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total No. of Members	7.00	6.00	3.00	16.00
No. of Compensated Members	7.00	6.00	3.00	16.00
Fixed Annual Compensation
-Salary or Pro Labore	1,862,356.00	4,109,500.00	217,200.00	6,189,056.00
-Direct and indirect benefits	NA	314,000.00	NA	314,000.00
-Attendance at committees	NA	NA	NA	NA
-Other	372,471.20	821,900.00	43,440.00	1,237,811.20
Description of other fixed compensations	Payment of INSS (National Institute of Social Security) contribution (employer’s lien)	Payment of INSS (National Institute of Social Security) contribution (employer’s lien	Payment of INSS (National Institute of Social Security) contribution (employer’s lien
Variable Compensation
-Bonus	NA	5,855,000.00	NA	5,855,000.00
-Profit Sharing	NA	NA	NA	NA
-Attendance at meetings	NA	NA	NA	NA
-Commissions	NA	NA	NA	NA
-Other	NA	NA	NA	NA
Description of other variable compensation
Post-employment	NA	NA	NA	NA
Termination of office	NA	NA	NA	NA
Share-based compensation	NA	5,403,999.80	NA	5,403,999.80
Notes

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors.

4. Note: the total volume referred in this management compensation proposal is the sum of the amounts of the Board of Directors and the Statutory Board of Executive Officers (R$18,739,227.00) and, separately, the Fiscal Council compensation (R$260,640.00).

1.No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Share-based compensation: the amounts reported as share-based compensation started to reflect the total potential book cost of the grant still to be approved in 2016 referring to the Statutory Executive Officers, to be recorded during grace period (3 years) according to the Monte Carlo (Traditional Stock Options and Phantom Shares Programs) pricing model.

4. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Statutory Executive Officers.
5. Note: the total volume referred in this management compensation proposal is the sum of the amounts of the Board of Directors and the Statutory Board of Executive Officers (R$18,739,227.00) and, separately, the Fiscal Council compensation (R$260,640.00).

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3.Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Fiscal Council.

4. Note: the total volume referred in this management compensation proposal is the sum of the amounts of the Board of Directors and the Statutory Board of Executive Officers (R$18,739,227.00) and, separately, the Fiscal Council compensation (R$260,640.00).

Total Compensation	2,234,827.20	16,504,399.80	260,640.00	18,999,867.00

Total Compensation for the Fiscal Year as at December 31, 2016 – Annual Amounts
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total No. of Members	7.00	5.00	3.00	15.00
No. of Compensated Members	7.00	5.00	3.00	15.00
Fixed Annual Compensation
-Salary or Pro Labore	1,681,665.95	3,575,000.00	196,716.75	5,453,382.70
-Direct and indirect benefits	NA	345,051.00	NA	345,051.00
-Attendance at committees	NA	NA	NA	NA
-Other	297,323.59	715,000.00	39,343.35	1,051,666.94
Description of other fixed compensations	Payment of INSS (National Institute of Social Security) contribution (employer’s lien)	Payment of INSS (National Institute of Social Security) contribution (employer’s lien	Payment of INSS (National Institute of Social Security) contribution (employer’s lien
Variable Compensation
-Bonus	NA	2,275,000.00	NA	2,275,000.00
-Profit Sharing	NA	NA	NA	NA
-Attendance at meetings	NA	NA	NA	NA
-Commissions	NA	NA	NA	NA
-Other	NA	NA	NA	NA
Description of other variable compensation
Post-employment	NA	NA	NA	NA
Termination of office	NA	NA	NA	NA
Share-based compensation	NA	3,785,199.07	NA	3,785,199.07
Notes

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors.

1.No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Share-based compensation: the amounts reported as share-based compensation started to reflect the total potential book cost of the grant still to be approved in 2016 referring to the Statutory Executive Officers, to be recorded during grace period (3 years) according to the Monte Carlo (Traditional Stock Options and Phantom Shares Programs) pricing model.

4. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Statutory Executive Officers.
5. The bonus amount (short-term variable compensation) is still under verification).

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3.Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Fiscal Council.

Total Compensation	1,978,989.54	10,695,250.07	236,060.10	12,910,299.71

Total Compensation for the Fiscal Year as at December 31, 2015 – Annual Amounts
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total No. of Members	7.00	5.00	3.00	15.00
No. of Compensated Members	7.00	5.00	3.00	15.00
Fixed Annual Compensation
-Salary or Pro Labore	1,693,044.00	3,575,000.00	198,000.00	5,466,044.00
-Direct and indirect benefits	NA	391,545.60	NA	391,545.60
-Attendance at committees	NA	NA	NA	NA
-Other	338,608.80	715,000.00	39,600.00	1,093,208.80
Description of other fixed compensations	Payment of INSS (National Institute of Social Security) contribution (employer’s lien)	Payment of INSS (National Institute of Social Security) contribution (employer’s lien	Payment of INSS (National Institute of Social Security) contribution (employer’s lien
Variable Compensation
-Bonus	NA	2,246,700.00	NA	2,246,700.00
-Profit Sharing	NA	NA	NA	NA
-Attendance at meetings	NA	NA	NA	NA
-Commissions	NA	NA	NA	NA
-Other	NA	NA	NA	NA
Description of other variable compensation
Post-employment	NA	NA	NA	NA
Termination of office	NA	NA	NA	NA
Share-based compensation	NA	4,428,112.65	NA	4,428,112.65
Notes

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors.

1.No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Share-based compensation: the amounts reported as share-based compensation started to reflect the total book cost of the grant in 2015 to the Statutory Executive Officers, to be recorded during grace period (3 years) according to the Monte Carlo (Traditional Stock Options and Phantom Shares Programs) pricing model.

4. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Statutory Executive Officers.

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3.Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Fiscal Council.

Total Compensation	2,031,652.80	11,354,944.65	237,600.00	13,625,611.05

Total Compensation for the Fiscal Year as at December 31, 2014 – Annual Amounts
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total No. of Members	7.67	5.17	3.00	15.83
No. of Compensated Members	7.67	5.17	3.00	15.83
Fixed Annual Compensation
-Salary or Pro Labore	1,720,150.24	3,629,677.42	189,021.43	5,538,849.79
-Direct and indirect benefits	19,049.32	374,147.80	NA	393,197.12
-Attendance at committees	NA	NA	NA	NA
-Other	344,030.19	725,935.48	37,804.29	1,107,769.96
Description of other fixed compensations	Payment of INSS (National Institute of Social Security) contribution (employer’s lien)	Payment of INSS (National Institute of Social Security) contribution (employer’s lien	Payment of INSS (National Institute of Social Security) contribution (employer’s lien
Variable Compensation
-Bonus	NA	3,412,500.00	NA	3,412,500.00
-Profit Sharing	NA	NA	NA	NA
-Attendance at meetings	NA	NA	NA	NA
-Commissions	NA	NA	NA	NA
-Other	NA	NA	NA	NA
Description of other variable compensation
Post-employment	NA	NA	NA	NA
Termination of office	NA	NA	NA	NA
Share-based compensation	NA	9,743,909.70	NA	9,743,909.70
Notes

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3.Direct and indirect benefits: payment of benefits to a board member, during few months, who is former officer of the Company, therefore the Officer policy was maintained.

4.Bonus: the amounts reported as bonus are still being calculated.

5.Share-based compensation: the amounts reported as share-based compensation reflect the book cost to be verified in 2014 referring to all programs granted to the Statutory Executive Officers, according to the Monte Carlo (Traditional Stock Options Programs) and Binomial (Restricted Stock Options Programs) pricing models.

6. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors, Fiscal Council and Statutory Executive Officers

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Share-based compensation: the amounts reported as share-based compensation reflect the book cost to be verified in 2014 referring to all programs granted to the Statutory Executive Officers, according to the Monte Carlo (Traditional Stock Options Programs) and Binomial (Restricted Stock Options Programs) pricing models.

4. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors, Fiscal Council and Statutory Executive Officer.

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Share-based compensation: the amounts reported as share-based compensation reflect the book cost to be verified in 2014 referring to all programs granted to the Statutory Executive Officers, according to the Monte Carlo (Traditional Stock Options Programs) and Binomial (Restricted Stock Options Programs) pricing models.

4. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors, Fiscal Council and Statutory Executive Officers.

Total Compensation	2,083,230.45	17,886,170.40	226,825.72	20,196,226.56

13.3. Variable compensation of the Board of Directors, the Statutory Executive Officers and the Fiscal council:

Year 2017 – Estimated	Board of Directors (1)	Fiscal Council (1)	Statutory Executive Officers	Total
Total No. of Members (2)	7.00	3.00	6.00	16.00
No. of Compensated Members (2)	7.00	3.00	6.00	16.00
Bonus
Minimum amount estimated in the compensation plan	n.a.	n.a.	0	0
Maximum amount estimated in the compensation plan	n.a.	n.a.	7,014,625.00	7,014,625.00
Estimated Amount in the Compensation Plan, if targets are met	n.a.	n.a.	5,855,000.00	5,855,000.00
Amount Effectively Recognized in Income	n.a.	n.a.	n.a.	n.a.
Profit Sharing
Minimum amount estimated in the compensation plan	n.a.	n.a.	n.a.	n.a.
Maximum amount estimated in the compensation plan	n.a.	n.a.	n.a.	n.a.
Estimated Amount in the Compensation Plan, if targets are met	n.a.	n.a.	n.a.	n.a.
Amount Effectively Recognized in Income	n.a.	n.a.	n.a.	n.a.

Note:

1. The Board of Directors and Fiscal Council are not eligible to short-term variable compensation

2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

Year 2016 – Under verification	Board of Directors (1)	Fiscal Council (1)	Statutory Executive Officers	Total
Total No. of Members (2)	7.00	3.00	5.00	15.00
No. of Compensated Members (2)	7.00	3.00	5.00	15.00
Bonus
Minimum amount estimated in the compensation plan	n.a.	n.a.	0	0
Maximum amount estimated in the compensation plan	n.a.	n.a.	6,581,250.00	6,581,250.00
Estimated Amount in the Compensation Plan, if targets are met	n.a.	n.a.	5,265,000.00	5,265,000.00
Amount Effectively Recognized in Income (3)	n.a.	n.a.	2,275,000.00	2,275,000.00
Profit Sharing
Minimum amount estimated in the compensation plan	n.a.	n.a.	n.a.	n.a.
Maximum amount estimated in the compensation plan	n.a.	n.a.	n.a.	n.a.
Estimated Amount in the Compensation Plan, if targets are met	n.a.	n.a.	n.a.	n.a.
Amount Effectively Recognized in Income	n.a.	n.a.	n.a.	n.a.

Note:

1. The Board of Directors and Fiscal Council are not eligible to short-term variable compensation

2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

3. The bonus amount (short-term variable compensation) is still under verification).

Year 2015	Board of Directors (1)	Fiscal Council (1)	Statutory Executive Officers	Total
Total No. of Members (2)	7.00	3.00	5.00	15.00
No. of Compensated Members (2)	7.00	3.00	5.00	15.00
Bonus
Minimum amount estimated in the compensation plan	n.a.	n.a.	0	0
Maximum amount estimated in the compensation plan	n.a.	n.a.	5,687,500.00	5,687,500.00
Estimated Amount in the Compensation Plan, if targets are met	n.a.	n.a.	4,550,000.00	4,550,000.00
Amount Effectively Recognized in Income	n.a.	n.a.	2,246,700.00	2,246,700.00
Profit Sharing
Minimum amount estimated in the compensation plan	n.a.	n.a.	n.a.	n.a.
Maximum amount estimated in the compensation plan	n.a.	n.a.	n.a.	n.a.
Estimated Amount in the Compensation Plan, if targets are met	n.a.	n.a.	n.a.	n.a.
Amount Effectively Recognized in Income	n.a.	n.a.	n.a.	n.a.

Note:

1. The Board of Directors and Fiscal Council are not eligible to short-term variable compensation

2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

Year 2014	Board of Directors (1)	Fiscal Council (1)	Statutory Executive Officers	Total
Total No. of Members (2)	7.67	3.00	5.17	15.83
No. of Compensated Members (2)	7.67	3.00	5.17	15.83
Bonus
Minimum amount estimated in the compensation plan	n.a.	n.a.	0	0
Maximum amount estimated in the compensation plan	n.a.	n.a.	5,687,500.00	5,687,500.00
Estimated Amount in the Compensation Plan, if targets are met	n.a.	n.a.	4,550,000.00	4,550,000.00
Amount Effectively Recognized in Income	n.a.	n.a.	3,412,500.00	3,412,500.00
Profit Sharing
Minimum amount estimated in the compensation plan	n.a.	n.a.	n.a.	n.a.
Maximum amount estimated in the compensation plan	n.a.	n.a.	n.a.	n.a.
Estimated Amount in the Compensation Plan, if targets are met	n.a.	n.a.	n.a.	n.a.
Amount Effectively Recognized in Income	n.a.	n.a.	n.a.	n.a.

Note:

1. The Board of Directors and Fiscal Council are not eligible to short-term variable compensation

2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

13.4. Share-based based compensation plan for the Board of Directors and the Statutory Executive Officers:

a. general terms and conditions:

Within the scope of the Company Stock Option Plan, employees and managers (“Beneficiaries”) are eligible to receive call options on common shares issued by the Company and/or phantom shares. In principle, all managers and employees are eligible to participate, seeing that currently 61 people, among the managers and employees, hold stock options in the Company and/or phantom shares, taking all the Option Programs together.

The first Stock Option Plan was approved at the Annual General Meeting held on April 30, 2002, ratifying the terms and conditions approved by the Board of Directors as a meeting held on April 3, 2000 (“Option Plan 2002”). There are no further plans for options to be granted under the Option Plan 2002, whose conditions are not applicable to the granting of options currently carried out by the Company.

At a General Shareholders Meeting on February 3, 2006 a second share option plan was approved (“Option Plan 2006”), and at a General Shareholders Meeting on June 18, 2008, a third option plan was approved for shares issued by the Company (“Option Plan 2008”).  Option Plan 2006 and Option Plan 2008 establish similar terms and conditions to each other, the most important difference being the possibility instituted by Option Plan 2008 of the granting of options in the form of Restricted Stock Options, as explained further on in this report.  Option Plan 2008 is applicable to options currently granted by the Company, the general conditions of which are described below.

The Plan (thus considering Option Plan 2006 and Option Plan 2008, without distinction, except where otherwise indicated) is managed by the Board of Directors, which has wide-reaching powers in terms of its organization and option granting, observing the limits imposed by the Plan. The Board of Directors is responsible for the granting of options, establishing the specific terms and conditions applicable to each granting of A Options as part of option programs (“Programs”), in which may be defined: (i) the beneficiaries; (ii) the total number of shares in the Company that are the object of the options granted, and their division into lots; (iii) the exercise price; (iv) the lock up period during which the option may not be exercised, the periods for the exercising A Options and the limits dates for the total or partial exercising of the option and on which the option rights expire; (v) restrictions on the availability of shares received by the exercising of the option; and (vi) targets related to the performance of the employees, managers or the Company. The Board of Directors may also opt to delegate its functions to a specific Committee. Currently, the Compensation Committee is responsible for analyzing and recommending all the actions related to compensation and long term incentives, for approval of the Board of Directors.

The Beneficiaries covered by the options granted must sign a Contract for the Granting of Options with the Company (“Option Contracts”), by which the Beneficiaries have the option of buying lots of shares issued by the company, in accordance with the terms and conditions of the corresponding Plan and Program. The option contracts may include specific conditions applicable to a particular Beneficiary.

The general rule is that the option exercise price will be equivalent to the average trading value of the shares over 30 days of trading on BM&FBOVESPA S.A. (the stock exchange of Sao Paulo) prior to the option granting date (”market value”), with the possibility of applying monetary correction or interest to this figure, as decided by the Board of Directors for each program.  Option Plan 2008 introduced the possibility of the Board of Directors authorizing differentiated options to particular Beneficiaries (“B Options”) for the exercise price of R$0.01.  The exercising of B Options, if granted, will be always conditional and proportional to the previous exercising of the other options in Option Plan 2008 and authorized for each Beneficiary (“A Options”, whose exercise price will always be calculated in accordance with Market Value) and during the course of the lock up period, of a minimum of 2 years counting from the date of the respective option granting date. Other conditions May be established for each Program (see item “h” below, description of programs with regard to appreciation targets).  With this, Option Plan 2008 introduced the possibility of the granting of options in a new format, known as “Restricted Stock Options”, under which B Options, inextricably linked to A Options, serve as an adjustment factor in the initial granting of A Options, so that the effective gain of the beneficiaries will depend on the performance by the Company over the medium and long term.

Under Option Plan 2006, 2 programs were approved, respectively at meetings of the Board of Directors on March 23, 2006 (“2006 Program”) and February 9, 2007 (“2007 Program”).

Under Option Plan 2008, 10 programs were approved, respectively at meetings of the Board of Directors on May 9, 2008 (“2008 Program”), and June 26, 2009 (“2009 Program”), December 17, 2009 (“2009 Program II”), August 4, 2010 (“2010 Program”), March 31, 2011 (“2011 Program”), July 13, 2011, in which 2 Programs were approved (“2011 Program II” and “Council Program 2011”), August 20, 2012 (“2012 Program”), May 10, 2013 (“2013 Program”) and March 14, 2014 (“2014 Program”) and April 27, 2015 (“2015 Program”).

The 2008 Program, the 2009 Program, the 2010 Program, the 2011 Program II, the 2013 Program and the 2014 Program were divided into 2 grants, with distinct conditions for each, described in the items below, where indicated. The 2012 Program was divided into 3 grants, also with distinct conditions for each, described in the items below, where indicated. The 2015 and 2016 Programs establish a single stock option grant and also provides for a long-term incentive model payable in cash, based on the share value (phantom shares), without issuing the Company’s shares. The volume granted both of Options and of Phantom Shares is based on previous investment by each beneficiary in the Company’s shares in the market – basic condition so that they become eligible to the Program. After the 3-year grace period, the beneficiary may exercise the Options and shall become eligible to receive the cash amount referring to the phantom shares market value.

All the Programs approved under the 2006 Option Plan, as well as the first option grant under the 2008 Program, the two option grants under the 2009 Program, the first option grant under the 2010 Program and the first option grant under the 2011 Program II, second and third option grants under the 2012 Program and the 2013 and 2015 Programs were carried out in accordance with a conventional option grant model, which is to say, options were granted whose exercise price corresponds to the Market Value of the Company's shares. This model was also used in the 2011 Board Program, in which options were granted to the members of the Board of Directors. While the second granting of the 2008 Program, the 2009 Program II, the second granting of the 2010 Program, the 2011 Program, the second granting of the 2011 Program II, the first option grant under the 2012 Program, the first option grant under the 2013 Program and the grants under the 2014 Program followed the Restricted Stock Option model, so that each beneficiary received both A Options and B Options.

The options granted to the members of the Statutory Executive Officers under the 2006 Program, under the 2009 Program, under the first granting of the 2010 Program and under the first granting of the 2011 Program II were replaced in their entirety by options granted under the 2012 Program, through the signing of corresponding Contracts with the Company.

In this way, no member of the Statutory Executive Officers is currently a beneficiary of the 2006 Program, the 2007 Program, the 2008 Program, or the 2009 Program, first granting of the 2010 Program or first granting of the 2011 Program II. It should also be observed that no member of the Statutory Executive Officers is a beneficiary of the second granting of the 2010 Program, or the 2011 Program.

The options of the 2011 Board Program expired. According to the rules of this Program, it would have been necessary the exercise at least 20% of the options of the allotment incorporated in 2012 for the allotments not incorporated to be cancelled. Thus, currently, the members of the Board of Directors are not beneficiaries in any Stock Option Plan of the Company.

Furthermore, as a result of the incorporation of the shares issued by Construtora Tenda S.A. by the Company, as approved at an Extraordinary General Meeting held on December 30, 2009, certain of options granted by Construtora Tenda S.A. were assumed by the Company, under the terms set at the meeting of the Board of Directors held on January 4, 2010. With this, the Board of Directors approved a further 3 Programs, these being Special Stock Option Program I, Special Stock Option Program II and Special Stock Option Program III (“Special Programs”). Each of the Special Programs had specific conditions which sought to reconcile the conditions of the plan with the need to maintain an economic balance of the options granted to the beneficiaries of the corresponding programs of Construtora Tenda S.A., in such a way that their conditions reflected, in so far as is possible under the terms of the plan, the corresponding conditions previously applicable to the beneficiaries when they exercised their roles at Construtora Tenda S.A.  Special Program I and Special Program III carried out option grants, which essentially reflected conventional option models.

While Special Program II carried out 2 grants with partially distinct conditions, both followed the Restricted Stock Option model, which was also adopted by Construtora Tenda S.A. for certain of their option grants. The difference between these grants is due to the fact that certain Beneficiaries before being beneficiaries under the Tenda Plan, were beneficiaries of the Company itself, having exercised roles in the then subsidiary Fit Residencial Empreendimentos Ltda., which was incorporated by Tenda in 2008, resulting in the migration of these beneficiaries to the Tenda option plan.  So that the conditions of the options that had been granted to these beneficiaries under the Restricted Stock Option model could be preserved, and additional lot of B Options were granted to them when they migrated to the Tenda plan, with a lock up period and reflecting the respective B Options to which each of them would have the right to exercise in the first company, and because they had previously exercised A Options granted by the Company.  With the incorporation of the shares of Construtora Tenda S.A. by the Company and the further migration as a result, the conditions applicable to the beneficiaries of Restricted Stock Options were incorporated in the second granting of Special Program II, which contained two Option B lots, with separate and distinct lock up periods.

With regard to the exercise price of the options to be granted by the Special Programs, the criteria of Market Value was not used for the traditional options or for A Options: in order to reflect the conditions previously applicable to beneficiaries of the programs of Construtora Tenda S.A. who switched to the Company, the exercise price were used that was applicable under the corresponding program of Construtora Tenda S.A. (which reflected the market value of the shares in that company), adjusted for the swap ratio for the shares established for the incorporation of the shares in Construtora Tenda S.A. by the Company.

It should also be observed that none of these three mentioned Programs are in force today. In the case of Special Programs I and III, due to the termination of the beneficiaries, the options that were not exercised in accordance with the rules of the Plan and the decisions of the Board of Directors were cancelled. In the case of Program II, it was 100% exercised in accordance with the rules of the Plan and of the Program in question.

b. main objectives of the plan:

The Company's option plans and stock option and phantom shares programs shares have the aim of: (1) encouraging expansion and success in the development of its corporate objectives, permitting the beneficiaries to acquire shares, encouraging their integration into the Company; (2) attracting top level managers and employees to provide their services, offering them the additional advantage of becoming shareholders in the Company on potentially differentiated terms; and (3) aligning the interests of the top level managers and employees with the interests of the Company's shareholders.

c. the way in which the plan contributes to these objectives:

In providing the possibility of employees and managers becoming shareholders of the Company under potentially differentiated conditions, it is expected that they will have a strong incentive to effectively commit themselves to the creation of value and exercise their roles in a manner integrated with the interests of the Company's shareholders, corporate objectives and expansion plans, thus maximizing result. The offering of stock A Options also encourages Beneficiaries, as a result of the commitment of their own funds, to seek appreciation of the shares, without, however, compromising the sustainable growth, equally relevant in view of the grant model adopted. Furthermore, this type of model results in the sharing of the risks and gains of the Company, through the appreciation of the shares acquired under the stock option plan.

In addition, the model adopted expects to be effective as mechanism of retaining key managers and employees, especially in view of sharing of the Company’s shares appreciation.

d. how the plan is inserted into the Company's compensation policy

The Company Plan currently in force builds in a policy of concentrating the incentives of top-level managers and employees in variable components, linked to the performance of the Company. In fact most of the compensation is concentrated in incentives, which aimed to share risks and results with the Company's main executives.  As explained in item 13.1 above, the option plans and long-term incentives are directly linked to this alignment of interests.

e. how the plan outlines the interests of the managers with those of the Company over the short, medium and long term

The options granted on the basis of the plans have different mechanisms, which permit the alignment of the interests of the managers over different time horizons.

Division into annual lots and the existence of lock-up differentiated lock up periods (see item “h” below) means that the Beneficiaries commit themselves to the constant appreciation of the Company's shares over the short, medium and long term.

In certain cases (item “h”), it is required that the Beneficiary earmarks a minimum amount of the value received by him in annual bonus to the exercising of options, or yet that acquires a minimum amount of options every year, under penalty of extinguishment of future options.  The Company believes that this requirement permits the alignment of interests both in the short as well as long term, because it involves the commitment of the Beneficiary's own funds to shares in the Company, which may only be sold after a given period of time.

With regard to the Restricted Stock Option model, under which options granted to the beneficiaries are divided into A Options and B Options, a structure of distinct incentives is created to align the interests of the managers and employees with those of the Company. A Options, whose exercise price reflects Market Value, usually comprise one lot and are exercisable over a relatively short time horizon, generating a financial commitment by the Beneficiary over the short term. The corresponding shares are subject to a period of unavailability, modulating the alignment of interests over the medium-term.

The mechanism for the exercising of B Options, in turn, is way of adjusting the gain in which the Beneficiary can realize, depending on the Company's performance over a longer time horizon, thus aligning the interests of the Beneficiary over a longer period.  The exercising of B Options will be obligatorily: (i) subject to a minimum lock up period of 2 years, with the possibility of being divided into annual lots; (ii) proportional to the number of A Options exercised, linking the short with the long term, while the possibility of exercising B Options will depend on the commitment shown by the Beneficiary in the exercising of A Options; and (iii) under the terms of the options granted up to now, subject to an adjustment in accordance with variation in the market value (“Appreciation ”) on the shares of the Company between the date of the program and the exercising of B Options, with dividends and interest-on-equity added per share (appreciation criteria - item “h” below). With this, it is expected that the Beneficiary will have an interest in generating a return and creating value, in such a way that the total gain for him will depend directly on the Company’s performance, and therefore the gain obtained by its shareholders: B Options, necessarily linked to A Options, represent an adjustment mechanism, whereby the total number of shares which can be acquired by the Beneficiary will be adjusted in the future, the better the Company's performance over the long term, the higher the figure.

The Phantom Shares model also aims the medium and long-term alignment, since the amount to be received by beneficiary, after 3-year grace period (period during which the shares acquired to integrate the Program were blocked under the Company’s custody) reflects the Company’s share value. In addition, these amounts only will be released to the extent and proportionally to the amount of Options exercised in this same Program.

f. maximum number of shares covered

The maximum quantity of shares that maybe subject to the granting of options, taken together for all the Company's Programs, is equivalent to 5% of the paid-up capital, already taking into account the effect of dilution as a result of the exercising of all the options. On the date of this document, this amount corresponds to 19,848,474 common shares issued by the Company.

g. maximum number of options that will be granted

Each option guarantees the beneficiary of the right to acquire one common share of the Company. This being the case, the quantity of options granted is linked to the limits of dilution described in item “f” above. On the date of this document, this amount corresponded to 12,908,082 options.

h. conditions for the share acquisition

As a general rule, the options granted under the conventional granting model, as well as A Options granted under the Restricted Stock Option model, must be acquired at an exercise price equivalent to Market Value, with this price being subject to monetary correction and interest, as stipulated by the Board of Directors for each Program. For the Special Programs, due to the absorption of the options granted by Construtora Tenda S.A. before the incorporation of its shares by the Company, however, the exercise price was equivalent to the exercise price previously applicable to Construtora Tenda S.A. (which would reflect the market value of the shares issued by that company), duly adjusted in accordance with the share swap ratio established in the Protocol and Justification for the Incorporation of the Shares of Construtora Tenda S.A. by the Company.

B Options, when granted, may always be acquired at an exercise price of R$0.01, and because they are options that represents an adjustment factor applied to the total benefit which can eventually be received by the Beneficiary, the following conditions apply: (i) a minimum lock up period of two years must be observed; (ii) the exercising of B Options are conditional on the number of A Options previously exercised; and (iii) the number of B Options exercisable is adjusted in accordance with the variation in the Market Value of the Company, in addition to the dividends and interest-on-equity paid, between the date of the program and the date of the exercising of B Options (“Appreciation”). In the Programs in force, approved under the Restricted Stock Option model up to the present day, except for the second 2014 Program grant, B Options were granted with an adjustment factor in the proportion of until 2 B Options for every A Option, in the case of key employees of the Company, and in the proportion of until 3 B Options for each A Option, in the case of the Company’s officers. These adjustment proportions will be reduced to 1.5 and 2.5, respectively if the Appreciation should be less than 10%, being applied in full if the Appreciation is over 20%, and proportionally if the Appreciation is between 10% and 20%.

In the second granting of the 2010 Program, A Options were exercisable between August 4, 2010 and September 30, 2010, after which they were cancelled.  B Options were divided into 3 annual lots, each one of them exercisable, respectively, from August 4, 2012, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled.  The exercising of B Options was also subject to the conditions described above.

In the 2011 Program, A Options were available for exercising between April 01, 2011 and June 01, 2011, after which they were cancelled. B Options were divided into 3 annual lots, each one of them exercisable, respectively, from April 01, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled.  The exercising of B Options is also subject to the conditions described above.

In Program II 2011, A Options were available for exercising between July 13, 2011 and August 12, 2011, after which they were cancelled.  B Options are divided into 3 annual lots, each one of them exercisable, respectively, from July 13, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled.  The exercising of B Options is also subject to the conditions described above.

Under the first 2012 Program Grant, A Options were available for exercising between May 1, 2013 and May 30, 2013 for executive officers and between May 1, 2014 and May 30, 2014 for all others, after which they were cancelled. For executive officers, B Options are divided into 3 annual lots, each of which is exercisable, respectively, as of August 20, 2014 and on the subsequent anniversaries of this date for a period of 30 days, after which they will be cancelled. In all other cases, all the B Options were exercisable as of August 20, 2014, for a period of 30 days, after which they will be cancelled. The exercise of B Options is nonetheless subject to the conditions above.

Under the second 2012 Program grant, the options of each Beneficiary were divided into 3 annual lots, the first of which is exercisable as of May 1, 2013, and the remainder of which on the subsequent anniversaries of this date. Beneficiaries are furthermore required to allocate at least 50% of the amount received as an annual bonus to the exercise of options, regardless of the program under which they were granted, or shall lose the right to exercise all options in subsequent lots.

Under the third 2012 Program grant, the Beneficiary`s options were divided into 4 equal annual lots, the first of which is exercisable as of 2014 and the remaining lots, on the subsequent anniversaries of this date. To receive this grant, the Beneficiary, in addition to the minimum mention in the paragraphs above, allocated 20% or 30% of the amount received as annual bonus to the purchase of Company shares on the market. In this case, the Company granted 2 times of 2.5 times the number of shares acquired by the Beneficiary as stock options.

In the 2013 Plan, A Options were exercisable between May 10, 2013 and May 30, 2014. B Options are split into three annual batches, each one exercisable starting on May 10, 2015 and on the subsequent anniversaries on the same date, for a period expiring in 30 days.

Under the first 2014 Program grant, A and B Options to be received by the beneficiaries varied according to the annual bonus investment for the purchase of the Company's shares, a preliminary condition for receiving the grant – a similar rule to the third 2013 Program grant. A and B Options varied between 1 time and 5 times; and 0.5 times and 2 times, respectively – according to the volume of shares acquired by the previous investment. A and B Options will be available for exercise from March 14, 2017, for a period of 3 years (B Options will be available for exercise in the proportion that A Options are exercised, within this period). At this time, the Company’s TSR (Total Share Return) in the period will be analyzed, as well as its position in relation to a group of competitors. Depending on the Company’s position, only the A Options granted volume may be adjusted (up or down).

Under the second 2014 Program grant, A Options are exercisable between March 14, 2014 and May 30, 2015. B options are divided into 3 annual lots, each of them exercisable respectively from May 1, 2016 and subsequent anniversaries of this date, for an extinguishing period of 30 days.

In 2015 Program, the Options will be exercisable as of April 27, 2018, for a three-year extinguishing term. During same period, the amount corresponding to phantom share will be calculated and paid to beneficiaries – in the proportion the Options of same Program are exercised (if not exercised in full, just once).

In 2016 Program, the Options will be exercisable as of April 11, 2019, for a three-year extinguishing term. During same period, the amount corresponding to phantom share will be calculated and paid to beneficiaries – in the proportion the Options of same Program are exercised (if not exercised in full, just once).

i. criteria for determining purchase or exercise price

As a general rule, the exercise price of the options must be equivalent to the average price of the Company's shares over the last 30 trading days on BM&FBOVESPA S.A. Sao Paulo stock exchange (“Market Value”), and which may have monetary correction applied based on the variation in price indices to be determined by the Board of Directors, as well as interest added, in accordance with the determinations of the Board of Directors for each Program. This price is deducted from dividends and interest-on-equity paid per share of the Company, from the grant date until the options exercise effective date.

It is understood that the setting of the exercise price to market value is necessary to better align the interests of the Beneficiaries in generating value for the Company's shareholders: gains on the B Options being obtained to the extent that the Company's shares appreciate in the market.  The possibility of interest being added exists because the exercise price represents a minimum rate of return, so that the Beneficiaries receive a gain only in the case of the shares guaranteeing a minimum return, at the discretion of the Board of Directors.

It is important to observe that the exercise price of the conventional options is subject to monetary correction, generally by the IGP-M index, and the addition of interest, usually 3% to 6% per year. With the objective of making the exercising of the options more attractive and to retain executives over the long term, the Board of Directors decided on August 4, 2010, that he terms of monetary correction and interest added for the Programs would be applied up to May 6, 2010.

The deduction of interest-on-equity and dividends is a way of guaranteeing that the Beneficiaries participate in the results obtained by the Company during the period, seeing that they have already been granted options, but have not yet become shareholders, because of the design of the particular program (lock up periods). On the other hand, it ensures that the results will only be received by the Beneficiary if he remains of the Company and exercises his options, becoming an effective shareholder.

B Options granted under the Restricted Stock Option model may be exercised at the price of R$0.01, but are mandatorily linked to A Options. The exercise price is justified in so far that the B Options act an adjustment factor in the number of shares that the Beneficiary will have the right to acquire over the long term (and consequently the possible total capital gain that he will receive).  And this necessarily depends on the initial disbursement referring to the A Options, adjusted in accordance with the performance of the Company, and therefore in accordance with the gains provided to its shareholders.

The amount corresponding to the Phantom Share corresponds to the average quote of the Company’s shares at 30 trading sessions of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange prior to date of exercise of same Program Options (“Market Value”).

j. criteria for determining the option exercise period

In the 2011 Program, A Options were exercisable between April 01, 2011 and June 01, 2011. This time limit was established as a way of tying in the Beneficiary and demonstrating his commitment to the Company. B Options are divided into 3 annual lots, each one of them exercisable, respectively, from April 01, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled, and only in the proportion that the Beneficiary has previously exercised his A Options. Regarding the exercise period of 30 days for the B Options, it is believed that this period is reasonable seeing that the exercising of the options has already been planned by the Beneficiary, representing the end of the program in question.

Under the second granting of the 2011 Program II, A Options were exercised between July 13, 2011 and August 12, 2011. As mentioned above, this time limit was established as a way of tying in the Beneficiary and demonstrating his commitment to the Company. B Options are divided into 3 annual lots, each one of them exercisable, respectively, from July 13, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled, and only in the proportion that the Beneficiary has previously exercised his A Options. The lock up periods for the exercising of the B Options are fixed observing the same criteria and fundamentals described above regarding the 2011 Program.

Under the first 2012 Program grant, A Options were exercisable between May 1, 2013 and May 30, 2013 for executive officers and between May 1, 2013 and May 30, 2014 for all others. As explained above, this period was established as a means of linking the Beneficiary to evidenced commitment to the Company. For executive officers, B Options are divided into 3 annual lots, each of which was exercisable, respectively, as of August 20, 2014 and the subsequent anniversaries of this date, for a period of 30 days, after which they will be cancelled, and only in the proportion that the Beneficiary has previously exercised A Options. In other cases, all B Options were exercised as of August 20,2014, for a 30-day period, also only in the percentage the Beneficiary previously had exercised A Options.The vesting periods for B Options are established according to the same criteria and fundamentals described above regarding the 2011 Program grant.

Under the second and third 2012 Program grants, the options of each Beneficiary were divided into 3 annual lots and 4 equal annual lots, respectively. For the second grant, the first lot is exercisable as of May 1, 2013, and the remaining lots, on the anniversary of this date. For the third grant, the first lot is exercisable as of 2014 and the remaining lots, on the anniversary of this date. The division of the options in lots meets the goals of linking the Beneficiary and aligning his or her short, medium and long term interest to those of the Company. The options of each annual lot may be exercised for a period of 10 years as of their vesting date, which will be reduced to 3 years should the Beneficiary fail to use the portion of the mandatory allocation of his or her bonus (only for the second grant). This 10-year period provides an opportunity for the Beneficiary to have a longer period to choose the best time to apply his or her resources to offset the effective allocation of his or her bonus.

Under the 2013 Program grant, A Options are exercisable between May 10, 2014 and May 30, 2014. As explained above, this period was established as a means of linking the Beneficiary to demonstrated commitment to the Company. B Options are divided into 3 annual lots, each of which is exercisable, respectively, as of May 10, 2015 and the subsequent anniversaries of this date, for a period of 30 days, after which they will be cancelled, and only in the proportion that the Beneficiary has previously exercised A Options. The vesting periods for B Options are established according to the same criteria and fundamentals described above regarding the 2011 Program second grant.

Under the first 2014 Program grant, A Options may be exercised from March 14, 2017, for a period of 3 years. As mentioned above, this period was established to tie in the Beneficiary and as a demonstration of commitment to the Company. B Options may be exercised in the same period of A Options and in the proportion that the Beneficiary exercises A Options.

Under the second grant of the 2014 Program, A Options may be exercised between March 14, 2014 and May 30, 2015. As mentioned above, this period was established to tie in the Beneficiary and as a demonstration of commitment to the Company. Options B are divided into 3 annual lots, each one of them being exercisable respectively from May 1, 2016 and subsequent anniversaries of this date, for a period of 30 days, and only in the proportion that the Beneficiary has previously exercised the A options. The lock up period for the exercise of B Options are fixed subject to the same criteria and fundamentals described above regarding the 2011 Program.

In 2015 and 2016 Programs, the Options may be exercised as of April 27, 2018, and April 11, 2019, respectively, for a three-year period. As mentioned above, such term was established as a way of linking Beneficiary and evidencing his commitment to the Company. The amounts corresponding to Phantom Shares are also valid for the same period and will be released to the extent and proportionally to the exercise of same Program Options.

k. method of settlement

In general, the shares corresponding to the options exercised by the Beneficiaries are issued, while the corresponding capital increase, always within the authorized capital limit, is ratified by the Board of Directors. The Company also uses the shares held in treasury to supply shares for options exercised.

Under the programs approved up to the date of this Reference Form, the general rule is that the exercise price be paid in cash, at the time of the subscription or purchase of the corresponding shares.

In the Phantom Shares model, no shares are issued nor treasury shares are transferred. The corresponding amount calculated is paid in cash.

l. restrictions on the transfer of shares

At the meeting of the Board of Directors held on July 13, 2011, all the restrictions to share transfer were eliminated as a consequence of the grant of stock options under conventional model. Thus, all shares acquired by the Beneficiaries of the Plan, within the ambit of the 2006 Program, the 2009 Program, the Granting 1 and the 2010 Program will be free and clear for the transfer at any time. It is important to notice that the remaining grants under conventional model, such as first granting of the 2011 Program II, the 2011 Board Program, and second and third granting of the 2012 Program, the options were granted with no restrictions to the shares of the current exercise.

In case of options granted under the model Restricted Stock Options, the A Options are subject to lock-up. The second granting of the 2008 Program and the Special Program II had a lock up period of 2 years, counted from the day of subscription or acquisition of the shares. In the 2009 Program II, the shares subscribed or acquired as a result of exercising the A Options could not be alienated by the beneficiary until December 17, 2010 (1 year counted from the day of the 2009 Program II), notwithstanding the date of acquisition. In the second granting of the 2010 Program, the 2011 Program and the second granting of the 2011 Program II, the rule is similar: the lock up period for the shares of A Option is of 1 year counted from the date of the respective Program (respectively: August 4, 2011, April 1, 2012 and July 13, 2012), notwithstanding the date of acquisition of the shares.

Under the first 2012 Program Grant, A Options could only be exercised in the period from May 1 to May 30, 3013 for executive officers and between May 1 and May 30, 2014 for all others. In all cases, there was no lock up period after the exercise of A Options, which were granted in 2012.

Under the 2013 Program Grant, the rule is similar: A Options could only be exercised in the period from May 10 to May 30, 2014 and, in this case, there was no lock up period after the exercise of A Options, which were granted in 2013.

For the 2014 Program, there is also no lock up period after the exercise of A Options. In the first grant, they may only be exercised from March 14, 2017, for a period of 3 years; and in the second grant, between March 14, 2014 and May 30, 2015.

The shares subscribed or acquired as a result of the exercising of the B Options are not subject to any lock-up date.

For 2015 and 2016 Programs also there is no lock-up period after Options exercise.

m. criteria and events which, when they occur, would result in the suspension, alteration or cancellation of the option plan

The Option Plans for 2006 and 2008 may be altered or cancelled by the Board of Directors. Notwithstanding the powers of the Board of Directors, no decision may alter: (i) the limit of the number of shares which are the object of the plan; and (ii) the rights and obligations acquired by the beneficiary, related to any existing options granted under Option Plans 2006 and 2008.

Additionally, in the case of the dissolving, transformation, incorporation, merger, demerger or reorganization of the Company, under which the Company does not remain as an entity, or if it does remain as an entity, no longer has its shares traded on the stock exchange, the options may be transferred to the company of succession, or have their lock up periods brought forward for exercising during a given period.

n. effects of a manager leaving the governing bodies of the Company on his rights under the share-based compensation plan

Under the terms of Option Plans 2008 and 2006, if a Beneficiary leaves the Company this will have the following effects on the options granted to him, depending on his reason for leaving: (i) if there is just cause for his dismissal, all the options not exercise will are cancelled; (ii) if there is no just cause for dismissal, or if the employee resigns voluntarily or opts to take retirement, the options already exercisable may be exercised within a period of 30 days, with the other options being cancelled; (iii) in the case of the death or permanent disablement of the Beneficiary, all the options may be exercised by the Beneficiary or his successors within a period of 180 days. In all these cases, except for death or permanent disability, the restrictions on the transfer of shares to which they apply will remain in force.

The Board of Directors has the power to determine the treatment to be given to B Options granted to the Beneficiary under Option Plan 2008, in the event of leaving at the behest of the Company, provided there is no just cause for dismissal. Under the Programs approved under the Restricted Stock Option model, the Board of Directors has established rules for exercising the B Options, in proportion to the period in which the Beneficiary remained in the carrying out of his functions at the Company and observing the other conditions for the exercising of the B Options contained in Option Plan 2008 and the respective Programs.

Also, on August 4, 2010, the Board of Directors decided to establish the possibility of bringing forward the lock up period date for all the options that had been granted to members of the Statutory Executive Officers (but not any other beneficiary of the plan), for an exercise period of 180 days, whenever the corresponding director is dismissed, without any just cause, for a period of 1 year counting from the relevant “corporate events”. Such corporate events are as follows: (i) operations involving corporate reorganization of the Company in which its shareholders’ equity comes to represent less than 50% of the shareholders’ equity of the resulting company; (ii) the acquisition, by any person or group, of a stake equivalent to 30% or more of the Company's paid-up capital; (iii) the obligatory public offering of shares of the Company, under the terms of Brazilian Corporation Law or the regulations of Novo Mercado; and (iv) a voluntary public offering for the purchase of shares in the Company which results in the acquisition of the majority of its paid-up capital. With this, it is expected that the members of the Statutory Executive Officers will not be unduly prejudiced by virtue of the occurrence of a relevant corporate operation, preventing the options from being lost as a result of the operations, which could imply a change in control of the Company. Thus, with continuing expectations for the future exercising of the options, the alignment of the interests of the Beneficiaries is maintained, while retaining the best talent.

In meeting held on July 13, 2011, the Board of Directors deliberated to extent this possibility to any options granted or to be granted, to Executive Directors and members of Board of Directors of the Company and its wholly-owned subsidiary Construtora Tenda S.A.

The possibility of bringing forward the lock-up date for options, referred to in the paragraph above, is also applicable in the event of the Company being dissolved.

13.5. Share-based compensation for the Board of Directors and Statutory Executive Officers:

2014	Board of Directors	Statutory Executive Officers
a)Plans		2011	2012	2013	2014
b) Total No. of Members	0	6	6	6	5
c) No. of Compensated Members	0	6	6	6	5
d) In relation to each granting of stock options
Date of granting	n.a.	7/13/2011	8/20/2012	5/10/2013	3/14/2014
Quantity of options granted	n.a.	1,340,000 (A Options + B Options)	2,236,000 (Restricted Stock Options Program A + B Options) and 2,810,000 (Conventional Program)	1,884,000 (Restricted Stock Options Program A + B Options) and 1,177,247 (Conventional program)	3,686,763 (Restricted Stock Options Program A + B Options)
Term for options to become exercisable	n.a.	B Options- 4 years (0%, 30%, 30% and 40%)	Restricted Stock Options Program: 9 months for A Options and 4 years (0%, 30%, 30%, 40%) for B Options Conventional Program 3 years (50%, 30% and 20%)	A Options: 1 year B Options: 4 years (0%, 30%, 30%, 40%) Conventional Program: 4 years (25% p.a.)	A and B Options: 3 years
Time limit for the exercising of options	n.a.	30 days	Restricted Stock Options Program: 30 days Conventional Program:10 years	Restricted Stock Options Program: 1 year A Options and 30 days B Options Conventional Program: 10 years	A and B Options: 3 years
Time limit on the restrictions for the transfer of shares	n.a.	Options A: 1 year Options B: n.a.	n.a.	n.a.	n.a.
Weighted average price for the exercising of each group of options
-open at the beginning of the fiscal year	n.a.	B Options: R$0.01	Restricted Stock Options Program: A Options: R$2.73 B Options: R$0.01 Conventional Program: R$2.73	Restricted Stock Options Program: A Options: R$4.05 B Options: R$0.01 Conventional Program: R$4.08	A Options: R$3.13 B Options: R$0.01
-lost during the fiscal year	n.a	n.a.	n.a.	n.a.	n.a.
-exercised during the fiscal year	n.a.	R$0.01	Restricted Stock Options Program A Options: R$2.34 B Options: 0.01 Conventional Program: R$2.37	Restricted Stock Option Programs A Options: R$3.73 B Options: 0.01	n.a.
-expired during the fiscal year	n.a.	n.a.	n.a.	Conventional Program: R$3.70	n.a.
e) Fair value of options on the date of granting	n.a.	A Options: R$7.71 B Options: R$0.01	Restricted Stock Options Program: A Options: R$2.73 B Options: R$0.01 Conventional Program: R$2.73	Restricted Stock Options Program: A Options: R$4.05 B Options: R$0.01 Conventional Program: R$4.08	A Options: R$3.13 B Options: R$0.01
f) Potential dilution in the event of all the options granted being exercised (1)	n.a.	0.33%	1.22%	0.74%	0.90%
(1) Dilution based on total shares as at 12/31/2014.

2015	Board of Directors	Statutory Executive Officers
a)Plans		2011	2012	2013	2014	2015
b) Total No. of Members	0	6	5	5	5	5
c) No. of Compensated Members	0	6	5	5	5	5
d) In relation to each granting of stock options
Date of granting	n.a.	7/13/2011	8/20/2012	05/10/2013	03/14/2014	4/27/2015
Quantity of options granted	n.a.	1,340,000 (A Options A + B Options)	2,236,000 (Restricted Stock Options Program A + B Options) and 2,810,000 (Conventional Program)	1,884,000 (Restricted Stock Options Program A + B Options) and 1,177,247 (Conventional Program)	3,686,763 (Restricted Stock Options Program / A + B Options)	2,312,324 Options and 832,234 Phantom Shares
Term for options to become exercisable	n.a.	B Options - 4 years (0%, 30%, 30% and 40%)	Restricted Stock Options Program: 9 months for A Options and 4 years (0%, 30%, 30%, 40%) for B Options Conventional Program: 3 years (50%, 30% and 20%)	Options A: 1 year Options B: 4 years (0%, 30%, 30%, 40%) Conventional Program: 4 years (25% p.a.)	A and B Options: 3 years	3 years
Time limit for the exercising of options	n.a.	30 days	Restricted Stock Options Program: 30 days Conventional Program: 10 years	Restricted Stock Options Program: A Options 1 year and B Options 30 days Convention Program: 10 years	A and B Options: 3 years	3 years
Time limit on the restrictions for the transfer of shares	n.a.	A Options: 1 year B Options: n.a.	n.a.	n.a.	n.a.	n.a.
Weighted average price for the exercising of each group of options
-open at the beginning of the fiscal year	n.a.	B Options: R$0.01	Restricted Stock Options Program: A Options: R$2.73 B Options: R$0.01 Conventional Program: R$2.73	Restricted Stock Options Program: A Options: R$4.05 B Options: R$0.01 Conventional Program: R$4.08	A Options: R$3.13 B Options: R$0.01	Options: R$2.24 Phantom Shares: R$2.24
-lost during the fiscal year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
-exercised during the fiscal year	n.a.	R$0.01	R$0.01	R$0.01	n.a.	n.a.
-expired during the fiscal year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
e) Fair value of options on the date of granting	n.a.	A Options: R$7.71 B Options: R$0.01	Restricted Stock Options Program: A Options: R$2.73 B Options: R$0.01 Conventional Program: R$2.73	Restricted Stock Options Program: A Options: R$4.05 B Options: R$0.01 Conventional Program: R$4.08	A Options: R$3.13 B Options: R$0.01	R$2.24
f) Potential dilution in the event of all the options granted being exercised (1)	n.a.	0.35%	1.32%	0.80%	0.97%	0.61%
(1) Dilution based on total shares on 12/31/2015 and does not include the phantom shares, since no share is issued in this model.

2016	Board of Directors	Statutory Executive Officers
Plans		2011	2012	2013	2014	2015	2016
b) Total No. of Members	0	6	5	5	5	5	5
c) No. of Compensated Members	0	6	5	5	5	5	5
d) In relation to each granting of stock options
Date of granting	n.a.	7/13/2011	8/20/2012	5/10/2013	3/14/2014	4/27/2015	4/11/2016
Number of options granted	n.a.	1,340,000 (A Options + B Options)	2,236,000 (Restricted Stock Options Program A + B Options) and 2,810,000 (Conventional Program)	1,884,000 (Restricted Stock Options Program A + B Options) and 1,177,247 (Conventional Program)	3,686,763 (Restricted Stock Options Program A + B Options)	2,312,324 Options and 832,234 Phantom Shares	2,209,869 Options and 1,143,145,00 Phantom Shares
Term for options to become exercisable	n.a.	B Options - 4 years (0%, 30%, 30% and 40%)	Restricted Stock Options Program: 9 months for A Options and 4 years (0%, 30%, 30%, 40%) for B Options Conventional Program: 3 years (50%, 30% and 20%)	A Options: 1 year B Options: 4 years (0%, 30%, 30%, 40%) Conventional Program: 4 years (25% p.a.)	A and B Options: 3 years	3 years	3 years
Time limit for the exercising of options	n.a.	30 days	Restricted Stock Options Program: 30 days Conventional Program: 10 years	Restricted Stock Options Program: 1 year A Options and B Options 30 days Conventional Program: 10 years	A and B Options: 3 years	3 years	3 years
Time limit on the restrictions for the transfer of shares	n.a.	A Options: 1 year B Options: n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Weighted average price for the exercising of each group of options
- open at the beginning of the fiscal year	n.a.	B Options: R$0.01	Restricted Stock Options Program: A Options: R$2.73 B Options: R$0.01 Conventional Program: R$2.73	Restricted Stock Options Program: A Options: R$4.05 B Options: R$0.01 Conventional Program: R$4.08	A Options: R$3.13 B Options: R$0.01	R$2.24	R$2.62
- lost during the fiscal year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
- exercised during the fiscal year	n.a.	R$0.01	R$0.01	R$0.01	n.a.	n.a.	n.a.
- expired during the fiscal year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
e) Fair value of options on the date of granting	n.a.	A Options: R$7.71 B Options: R$0.01	Restricted Stock Options Program: A Options: R$2.73 B Options: R$0.01 Conventional Program: R$2.73	Restricted Stock Options Program: A Options: R$4.05 B Options: R$0.01 Conventional Program: R$4.08	A Options: R$3.13 B Options: R$0.01	R$2.24	R$2.62
f) Potential dilution in the event of all the options granted being exercised (1)	n.a.	0.35%	1.32%	0.80%	0.97%	0.61%	0.58%
(1) Dilution based on total shares as at 12/31/2016 and excludes phantom shares since shares are not issued in this model

2017 - Estimated	Board of Directors	Statutory Executive Officers
Plans		2011	2012	2013	2014	2015	2016
b) Total No. of Members	0	6	5	5	5	5	5
c) No. of Compensated Members	0	6	5	5	5	5	5
d) In relation to each granting of stock options
Date of granting	n.a.	7/13/2011	8/20/2012	5/10/2013	3/14/2014	4/27/2015	4/11/2016
Number of options granted	n.a.	1,340,000 (A + B Options)	2,236,000 (Restricted Stock Options Program A + B Options) and 2,810,000 (Conventional Program)	1,884,000 (Restricted Stock Program Options A + B Options) and 1,177,247 (Conventional Program)	3,686,763 (Restricted Stock Options Program A + B Options)	2,312,324 Options and 832,234 Phantom Shares	2,209,869 Options and 1,143,145,00 Phantom Shares
Term for options to become exercisable	n.a.	B Options - 4 years (0%, 30%, 30% and 40%)	Restricted Stock Options Program: 9 months for A Options and 4 years (0%, 30%, 30%, 40%) for B Options Conventional Program: 3 years (50%, 30% and 20%)	A Options: 1 year B Options: 4 years (0%, 30%, 30%, 40%) Conventional Program: 4 years (25% p.a.)	A and B Options: 3 years	3 years	3 years
Time limit for the exercising of options	n.a.	30 days	Restricted Stock Options Program: 30 days Conventional Program: 10 years	Restricted Stock Options Program: 1 year A Options and 30 days B Options Conventional Program: 10 years	A and B Options: 3 years	3 years	3 years
Time limit on the restrictions for the transfer of shares	n.a.	A Options: 1 year B Options: n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Weighted average price for the exercising of each group of options
- open at the beginning of the fiscal year	n.a.	B Options: R$0.01	Restricted Stock Options Program: A Options: R$2.73 B Options: R$0.01 Conventional Program: R$2.73	Restricted Stock Options Program: A Options: R$4.05 B Options: R$0.01 Conventional Program: R$4.08	A Options: R$3.13 B Options: R$0.01	R$2.24	R$2.62
- lost during the fiscal year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
- exercised during the fiscal year	n.a.	R$0.01	R$0.01	R$0.01	n.a.	n.a.	n.a.
- expired during the fiscal year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
e) Fair value of options on the date of granting	n.a.	A Options: R$7.71 B Options: R$0.01	Restricted Stock Options Program: A Options: R$2.73 B Options: R$0.01 Conventional Program: R$2.73	Restricted Stock Options Program: A Options: R$4.05 B Options: R$0.01 Conventional Program: R$4.08	A Options: R$3.13 B Options: R$0.01	R$2.24	R$2.62
f) Potential dilution in the event of all the options granted being exercised (1)	n.a.	0.35%	1.32%	0.80%	0.97%	0.61%	0.58%

(1)     Dilution based on total shares as at 12/31/2016 and excludes phantom shares since shares are not issued in this model

(2)     Until the date of this Management Proposal, the share-based incentive model has not been approved for 2017

13.6. Information on outstanding options held by the Board of Directors and the Statutory Executive Officers:

Financial Year of 2016	Board of Directors	Statutory Executive Officers
b) Total No. of Members	-	2012	2013	2014	2015	2016
c) No. of Compensated Members	0	5	5	5	5	5
d) Options still unexercised	0	5	5	5	5	5
i) Number of shares	n.a.	575,400 (Restricted Stock Options Program – B Options) and 260,000 (Conventional Program)	762,000 (Restricted Stock Options Program – B Options) and 363,861 (Conventional Program)	3,686,763 (Restricted Stock Options Program – A + B Options)	2,312,324 Options and 832,234 Phantom Shares	2,209,869 Options and 1,143,145.00 Phantom Shares
ii) Date in which they will become exercisable	n.a.	5/1/2015 (Conventional Program - 20% of total volume total of options granted) 8/20/2015 (Restricted Program – B Options – 30% and 40% in the following anniversaries)

5/10/2015

(Conventional Program - 25% of total volume of options granted and 25% p.a. in the following anniversaries)

5/10/2015

(Restricted Program– B Options – 30% and in the following anniversaries 30% and 40% of total granted)

				3/14/2017	4/27/2018	4/11/2019
iii) Maximum time limit for the exercising of options	n.a.	30 days (Restricted Program– B Options) and 10 years for the options of the Conventional Program	Restricted Stock Options Program: 30 days B Options Conventional Program: 10 years	3 years	3 years	3 years
iv) Time limit on the restriction to the share transfer	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
v) Weighted average price for the exercising	n.a.	R$2.34 (Conventional Program) R$0.01 (B Options of Restricted Program)	Restricted Stock Options Program: B Options: R$0.01 Conventional Program: R$3.66	A Options: R$3.13 B Options: R$0.01	R$2.24	R$2.62
vi) Fair value of the options on the last day of the fiscal year	n.a.	R$2.34 (Conventional Program) R$0.01 (B Options of Restricted Program)	Restricted Stock Options Program: B Options: R$0.01 Conventional Program: R$3.66	A Options: R$3.13 B Options: R$0.01	R$2.24	R$2.62
e) Exercisable options
i) number of shares	n.a.	940,000	242,574 (Conventional Program)	n.a.	2,312,324	2,209,869
ii) maximum time limit for the exercising of options	n.a.	10 years	10 years	n.a.	3 years	3 years
iii) time limit on the restriction to the share transfer	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
iv) weighted average price for the exercising	n.a.	R$2.34	R$3.66	n.a.	R$2.24	R$2.62
v) fair value of the options on the last day of the fiscal year	n.a.	R$2.34	R$3.66	n.a.	R$2.24	R$2.62
vi) fair value of total options on the last day of the fiscal year	n.a.	R$2.34	R$3.66	n.a.	R$2.24	R$2.62

13.7. The options exercised and shares delivered referring to the share-based compensation for the Board of Directors and Statutory Executive Officers:

Fiscal Year 2014	Board of Directors	Statutory Executive Officers
Program (Year)		2011	2012	2013
b) Total No. of Members	0	8	8	8
c) No. of Compensated Members	0	8	8	8
d) Regarding exercised options:	-	-	-	-
i) number of shares	n.a.	396,929	2,099,100	1,118,500
ii) weighted average exercise price	n.a.	R$0.01	R$1.06	R$1.66
iii) total value of the difference between exercise price and market value of the shares related to the exercised options	n.a.	R$869,382	R$2,389,971	R$599,394
e) Regarding delivered shares, please inform: (1)
i) number of shares	n.a.	396,929	2,099,100	1,118,500
ii) weighted average acquisition price	n.a.	R$0.01	R$1.06	R$1.66
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	R$869,382	R$2,389,971	R$599,394

(1)       Under the model adopted by the Company all the shares exercised are delivered.

(2)       All Statutory Officers who exercised options during 2014 are being considered in this chart, including 3 members who left the Company throughout the year of 2014, thus, the number of members reported is 8.

Fiscal year 2015	Board of Directors	Statutory Executive Officers
Program (Year)		2011	2012	2013
b) Total No. of Members	0	5	5	5
c) No. of Compensated Members	0	5	5	5
d) Regarding exercised options:	-	-	-	-
i) number of shares	n.a.	125,000	205,500	190,500
ii) weighted average exercise price	n.a.	R$0.01	R$0.01	R$0.01
iii) total value of the difference between exercise price and market value of the shares related to the exercised options	n.a.	R$298,750	R$491,145	R$455,295
e) Regarding delivered shares, please inform: (1)
i) number of shares	n.a.	125,000	205,500	190,500
ii) weighted average acquisition price	n.a.	R$0.01	R$0.01	R$0.01
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	R$298,750	R$491,145	R$455,295
(1) Under the model adopted by the Company all the shares exercised are delivered.
Fiscal Year 2016	Board of Directors	Statutory Executive Officers
Program (Year)		2012	2013
b) Total No. of Members	0	5	5
c) No. of Compensated Members	0	3	5
d) Regarding exercised options:	-	-	-
i) number of shares	n.a.	225,167	190,500
ii) weighted average exercise price	n.a.	R$0.01	R$0.01
iii) total value of the difference between exercise price and market value of the shares related to the exercised options	n.a.	415,937	352,425
e) Regarding delivered shares, please inform: (1)
i) number of shares	n.a.	225,167	190,500
ii) weighted average acquisition price	n.a.	R$0.01	R$0.01
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	415,937	352,425
(1) Under the model adopted by the Company all the shares exercised are delivered.

13.8. Information required to understand the information disclosed in items 13.5 to 13.7 - pricing method for the value of shares and options:

Brief Description of the Formats for the Granting of Options

A. Traditional options in force (granted under Option Plan 2008, in the second and third granting of the 2012 and 2015 Programs)

Under this traditional option granting model, the options granted to each beneficiary are divided into annual option lots, whose right to exercise is acquired annually (except for 2015 Program, where lot is single, with 3-year grace period as of the Program’s date of approval).

Every year, the Beneficiary must earmark a minimum percentage of his annual bonus to the exercising of the option lot in force in order to be able to acquire the right to exercise options in subsequent lots (in other words, for the lots to be incorporated). If the bonus is not allocated to the exercising of options, the future lots (not yet incorporated) of all the Programs will are cancelled. Based on the partial exercising of options of a given incorporated lot, the Beneficiary has a period of 10 years to exercise his options partially or in full (except for 2015 Program, where the maximum term to exercise the options is three years as of the expiration of the grace period). In the case of the Beneficiary not allocating his bonus in the manner required by the corresponding Program, this time limit is reduced to 3 years, in the case of the lots already incorporated.

B. Restricted Stock Options (granted under Option Plan 2008, in the 2011 Program, the second set of options granted under the 2011 Program II, the first set of options granted under the 2012 Program, the 2013 Program and the 2014 Program).

The options granted are divided into A Options and B Options.  The lot of A Options is incorporated (that is to say, they become exercisable) over the short term, and is available for exercising during a brief period at an exercise price equivalent to the Market Value of the shares (except in the case of the 2014 Program, when A Options are available for exercise after 3 years of the grant and along with the B Options).  The B Options have an exercise price equivalent to R$0.01 each and are divided into 3 annual lots, available for exercising within 2, 3 and 4 years counting from the date of granting, respectively.  Exception to this rule is the first 2012 Program Grant, where B Options, vested in 2 years counted from the grant date, in the case of key employees; and in the 2014 Program first grant, destined to Officers, where B Options are released for exercise within 3 years as of the grant date, together with A Options, for 3-year extinguishing term.

The quantity of B Options available for exercise is determined by the following factors:

•         Quantity of A options exercised, under the terms described in item 13.4 above, and

•         Variation in the appreciation targets of Company's shares in the period counting from the date of granting to the date of affective exercising of the B Options (except for the 2014 Program, where the adjustment will be in the A Options, according to TSR.

a.     pricing model

The models used by the Company for the pricing of the options granted to its managers and employees are of the binomial model for the traditional options and phantom shares and the Monte Carlo model for the format of the Restricted Stock Options.

Binomial Model

The model is based on the premise that the behavior of the share price in future periods can be approximated into two possible trajectories: one ascending and the other descending.  In this way it is built on a “tree” of trajectories for the share price. The ascending factor and the descending factor are determined based on the volatility of the share and the interval of time between the steps of the “tree”. The trajectories for the share price are determined up to the expiry date.

In parallel, the “tree” is also constructed representing the value of the option for each period. The value of the option is determined backwards, which is to say starting from maturity. At the end of period, it is the owner of the option's decision whether to exercise it or not.

Monte Carlo Model

The Monte Carlo simulation is a popular alternative method, which allows the incorporation of various sources of uncertainty. This method comprises the execution of a number of steps: (1) determining the processes of uncertainty and the generation of inputs based on a sample of the distributions of the entry variables, (2) the carrying out of mathematical operations with inputs so as to generate outputs, (3) repeating the previous steps n times, so as to obtain n outputs, and (4) through the results obtained, calculating statistical data, such as average and standard deviation.

The calculation algorithm for the Monte Carlo simulation consists of calculating the value of the option on its due-date for every trajectory, so as to obtain an average of the values. The value of the option at the starting time is given by the present value of the average found.

Bearing in mind that for the options granted under the Restricted Stock Option format, the quantity of B Options depends on the quantity of A Options exercised, as well as the application of a multiplier adjustment calculated as a function of the variation of the Appreciation targets for the Company's shares, the Monte Carlo method was adopted in the pricing of the options under the format mentioned.

b. data and assumptions used in the pricing model, including the weighted average share price, the exercise price, expected volatility, life of the option, expected dividends and interest rates free of risk

Date of calculation

According to Technical Pronouncement CPC 10, the options must be valued on their respective granting date (in this case, the date of the approval of the corresponding Program).

Weighted average share price

The price of the Company's shares considered as the basis for the calculation of the respective options, is Market Value based on the calculation of the exercise prices.

Exercise price

Traditional options granted:

The exercise price for the options granted under the traditional format has been corrected in accordance with the variation in the IGP-M index, with interest of 3% to 6% a year added up to May 6, 2010. So as to incorporate this contractual condition, the exercise price has been corrected periodically during the binomial “tree”, so that at the moment of exercising, the value paid out refers to the corrected amount, up until the corresponding rules were applied.

The inflation index curve was obtained from the Reference Rates published by the BM&FBOVESPA S.A. – São Paulo Stock Exchange, having been interpolated for the respective due dates. The method adopted was linear interpolation.

Options granted under the Restricted Stock Option format:

The exercise price for the options granted under the Restricted Stock Option format is: (i) calculated based on Market Value for A Options and (ii) R$0.01 for B Options, without monetary correction over time.

Grants in the Phantom Shares format:

An exercise price shall not apply to Phantom Shares, but in order to the cost of Program be recorded, the price of R$0.00 was considered in this model.

Expected volatility

For the calculation of expected volatility annualized standard deviation was used taking the natural logarithms of the historic daily variations in the Company's share price.

Option term

Traditional options granted:

For options granted following the traditional format, if the Beneficiaries allocate a percentage of their annual bonus for the acquisition of shares of a particular lot, the contractual period for the exercising of the options in this lot is 10 years counting from the date that the B Options become exercisable, in other words after their lock up period, which may vary according to the Program in question (except for 2015 Program, where the maximum term to exercise the options is three years as of the expiration of grace period – the same treatment was given to the Phantom Shares).  If a percentage of the bonus is not allocated, the lots already incorporated (that is to say, which are exercisable) will have a period of 3 to be exercised.

Options granted under the Restricted Stock Option format:

For these option grants, the life of the options was obtained based on the contractual period of the option lock up period (that is to say, based on the options that become available in the fiscal year), bearing in mind that under the Restricted Stock Option, format, the options are of the European type, that is to say exercisable only from a given date, and for a relatively short period. For more information referring to the life of options granted in accordance with the Restricted Stock Option format, see the other sub-items in Item 13.

Dividends expected (dividend yield)

The dividend yield represents the ratio between the dividend paid per share in a given period, and the price of the share in the market. This variable was calculated based on the historic distribution of dividends and interest on equity by the Company.

Risk-free interest rate

Risk-free interest rates were obtained with the Brazilian Central Bank and referred to the Selic (Special System for Settlement and Custody) rate on the respective option granting dates.

c. methods used and the assumptions assumed to incorporate the expected effects of early exercise

It can be observed empirically that options are exercised by their owners before the end of the life of the option, in the case of traditional options. This behavior is due to various reasons, such as for example, personal liquidity requirements and the impossibility of hedge protection.

In this regard, the Company, so as to incorporate this peculiarity, adopts the assumption that the options will be exercised from the moment that the lots become exercisable, that is to say have been incorporated, following the end of the respective lock up period. In this way, the option life adopted in the calculations varies between 1 and 6 years, in accordance with the number of lots and the corresponding lock up period is in which the options are divided, seeing that the Beneficiaries may not exercise options of any type before the end of the lock up period. In addition to this, for option pricing purposes options exercised in advance as a result of the death or permanent disability of the Beneficiary, or corporate events, have not been considered.

d. calculation method of expected volatility

For the calculation of expected volatility, the annualized standard deviation has been used of the natural logarithms of the daily historic variations in the Company's share price.

e. if there is any other characteristic of the option that has been incorporated in the measuring of its fair value

Vesting period

During the vesting period, options may not be exercised by the Beneficiaries. For options granted under the traditional format and phantom shares, this condition was included in the calculations with respect to options of the European type (which can only be exercised from a certain date) while they have not yet been incorporated. After their incorporation, the options become of the American type (that is to say, exercisable at any moment until the cancellation date).

Restrictions on sale ("lock-up")

Contractually speaking, for A Options granted under the Restricted Stock Option model there was a restriction that exists on the sale of shares acquired to the exercising of options.  This restriction, also known as lock-up, varied between 1 and 2 years, in accordance with the specific conditions of each Program.

This restriction implies the reduction in the value of the shares for the Beneficiary considering that the shares are illiquid at the time of exercising the options. So as to take these characteristics into account, a discount has been applied due to lack of liquidity in the share price under the “protective put” method.  According to this method, the value of a European type put option with a period equal to the lock up period is calculated, assuming volatility and interest rates free of risk identical to those used in each plan. The value arrived at for this put option is therefore divided by the value of the share price on the date of granting, so that there is a percentage discount.  This discount is finally applied to the option, reducing its respective value.

This methodology is no longer applicable to the Conventional Programs, as, under the terms of the Meeting of the Board of Directors held on July 13, 2011, all restrictions for the transfer and sale were released from this date for the shares already acquired and shares that might be acquired, in such Programs.

13.9. Interest in shares or quotas and other convertible securities, held by management and fiscal council members, grouped by body:

Shares issued by the Company (1)

	12/31/2016
	Common Shares		Total Shares

Board of Directors	592,609	0.157%	592,609	0.157%
Fiscal Council	0	0.000%	0	0.000%
Executive Board	2,245,362	0.594%	2,245,362	0.594%

Total shares	378,066,162	100%	378,066,162	100%

 (1) All shares are held directly.

13.10. Information on the pension plan offered to members of the Board of Directors and Statutory Executive Officers:

Not applicable, considering that no pension plans have been offered either to members of the Board of Directors and Statutory Executive Officers.

13.11. Maximum, minimum and average individual compensation of the Board of Directors, the Statutory Executive Officers and the Fiscal Council:

Statutory Executive Officers				Board of Directors			Fiscal Council
	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014
Total No. of members	5.00	5.00	5.17	7.00	7.00	7.67	3.00	3.00	3.00
No. of Compensated members	5.00	5.00	5.17	7.00	7.00	7.67	3.00	3.00	3.00
Highest compensation amount (R$)	3,200,555.23	3,588,078.04	3,909,593.35	365,140.80	365,140.80	366,832.12	79,200.00	79,200.00	76,200.00
Lowest compensation amount (R$)	1,081,221.88	1,084,516.41	2,828,097.59	195,048.00	234,057.60	222,933.60	79,200.00	79,200.00	76,200.00
Average compensation amount (R$)	2,109,274.53	2,271,271.65	3,459,607.43	282,712.79	290,236.11	271,607.62	78,686.07	79,200.00	75,609.00

Notes
Statutory Executive Officers
12/31/2016

The amounts reported above refer to fixed compensation, short-term variable compensation, benefits and long-term incentives, based on stock option programs of the Statutory Executive Officers (book cost).

1.Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2015

The amounts reported above refer to fixed compensation, short-term variable compensation, benefits and long-term incentives, based on stock option programs of the Statutory Executive Officers (book cost).

1.Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2014

The amounts reported above refer to fixed compensation, short-term variable compensation, benefits and long-term incentives based on stock option programs of the Statutory Executive Officers.

1.Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

Board of Directors
12/31/2016

The amounts reported above refer to the fixed compensation of the Board of Directors.

1.Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2015

The amounts reported above refer to the fixed compensation of the Board of Directors.

1.Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2014

The amounts reported above refer to the fixed compensation of the Board of Directors.

1.Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

Fiscal Council
12/31/2016

The amounts reported above refer to the fixed compensation of the Fiscal Council.

1.Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2015

The amounts reported above refer to the fixed compensation of the Fiscal Council.

1.Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2014

The amounts reported above refer to the fixed compensation of the Fiscal Council.

1.Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

13.12. Mechanisms of compensation or indemnification for managers in the event of dismissal from their post or retirement:

None.

13.13. Percentage of total compensation of management and members of fiscal council who are related parties to the controlling shareholders:

None.

13.14. Compensation of management and members of the Fiscal Council, grouped by body, received for any reason rather than the position they hold:

None.

13.15. Compensation of management and members of the fiscal council recognized in the result of the direct or indirect controlling shareholders, company under common control and subsidiaries of the issuer:

None.

13.16. Other relevant information:

Long term incentives in the form of Granting of Options and Phantom Shares

The values presented as long-term incentives, based on stock options programs and Phantom Shares start to reflect the book costs of the program(s) granted this year or estimated to be granted - in this case, the 2017 fiscal year - which will be amortized gradually during grace period, therefore presented in our financial statements. These amounts are calculated upon the grant through Binomial (traditional Stock Option and Phantom Shares Programs) and Monte Carlo (Restricted Stock Option Programs) pricing models and the costs calculated are amortized during its duration (usually 4 years). The amounts reported do not represent the gains earned by the beneficiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer